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CONTENTS

Exhibit 99.2

        Grupo Corporativo ONO, S.A. Offer to Purchase

ONO FINANCE PLC

        Notice to Holders of the following Series of Notes:

        $275 million Aggregate Principal Amount Outstanding of the 13% Dollar Notes due 2009

        €125 million Aggregate Principal Amount Outstanding of the 13% Euro Notes due 2009

        €200 million Aggregate Principal Amount Outstanding of the 14% Euro Notes due 2010

        $200 million Aggregate Principal Amount Outstanding of the 14% Dollar Notes due 2011

        €150 million Aggregate Principal Amount Outstanding of the 14% Euro Notes due 2011

        ONO Finance Plc ("ONO Finance") has received the contents of this communication from Grupo Corporativo ONO, S.A. (the "Offeror"). ONO Finance has reviewed the contents of this communication and concluded that they contain important information for Noteholders. Accordingly, ONO Finance is sending this communication to all Noteholders and recommends that each Noteholder review it thoroughly and consider carefully what action to take in responding to it. If in doubt as to the action that they should take in response to this communication, ONO Finance recommends Noteholders to consult their own investment advisors.

        THE CONTENTS OF THIS COMMUNICATION ARE ENTIRELY THE RESPONSIBILITY OF THE OFFEROR. ONO FINANCE HAS UNDERTAKEN NO INVESTIGATION AND ASSUMES NO RESPONSIBILITY FOR THE ACCURACY OR COMPLETENESS OF THE CONTENTS OF THIS COMMUNICATION. ONO FINANCE DOES NOT MAKE ANY RECOMMENDATION IN CONNECTION WITH THE OFFERS DESCRIBED IN THIS COMMUNICATION.

        THIS COMMUNICATION IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

        Dated 20 November 2002

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

GRUPO CORPORATIVO ONO, S.A.

Offer to Purchase for Cash the Following Series of Notes Issued by ONO Finance Plc
Up to $137.5 million of the $275 million Aggregate Principal Amount Outstanding of the 13% Dollar Notes due 2009
Up to €62.5 million of the €125 million Aggregate Principal Amount Outstanding of the 13% Euro Notes due 2009
Up to €100 million of the €200 million Aggregate Principal Amount Outstanding of the 14% Euro Notes due 2010
Up to $100 million of the $200 million Aggregate Principal Amount Outstanding of the 14% Dollar Notes due 2011
Up to €75 million of the €150 million Aggregate Principal Amount Outstanding of the 14% Euro Notes due 2011

in each case, commencing on November 20, 2002 and at a prices within the purchase price ranges determined by the Modified Dutch Auction procedure described below

Notes held through DTC must be tendered prior to 5:00 p.m., New York City time, and Notes held through Euroclear and Clearstream must be tendered prior to 11:00 a.m., London time, on December 4, 2002, unless extended (each such time and date, as it may be extended, an "Early Tender and Price Determination Date") in order to be eligible to receive the Purchase Price (as defined herein) and an Early Tender Payment (as defined herein). Offers to purchase Notes held through DTC will expire at 5:00 p.m., New York City time, and Offers to purchase Notes held through Euroclear and Clearstream will expire at 11:00 a.m., London time, on December 19, 2002 unless extended (each such time and date with respect to an Offer, as may be extended, an "Expiration Date").

Grupo Corporativo ONO, S.A., a company organized under the laws of Spain (the "Offeror"), is offering to purchase for up to €140 million (including accrued and unpaid interest and any Early Tender Payment), upon the terms and subject to the conditions set forth in this Offer to Purchase (the "Offer to Purchase"), at prices determined by the Modified Dutch Auction procedure described below:

  •
  up to $137.5 million of the $275 million aggregate principal amount outstanding of the 13% Dollar Notes due 2009 of ONO Finance Plc, CUSIP Nos. 682735AA3, G6751NAA8 and 682735AC9 and ISIN Nos. US682735AA39, USG6751NAA84 and US682735AC94 (the "2009 Dollar Notes") at a price not greater than $320 or less than $220 per $1,000 principal amount, plus accrued and unpaid interest thereon to, but not including, the Payment Date;

  •
  up to €62.5 million of the €125 million aggregate principal amount outstanding of the 13% Euro Notes due 2009 of ONO Finance Plc, CUSIP Nos. 682735AD7, G6751NAB6 and 682735AF2 and ISIN Nos. US682735AD77, XS0097395304 and XS0102774774 (the "2009 Euro Notes") at a price not greater than €320 or less than €220 per €1,000 principal amount, plus accrued and unpaid interest thereon to, but not including, the Payment Date;

  •
  up to €100 million of the €200 million aggregate principal amount outstanding of the 14% Euro Notes due 2010 of ONO Finance Plc, ISIN Nos. XS0113097983, XS0113097553 and XS0121111420 (the "2010 Euro Notes") at a price not greater than €320 or less than €220 per €1,000 principal amount, plus accrued and unpaid interest thereon to, but not including, the Payment Date;

  •
  up to $100 million of the $200 million aggregate principal amount outstanding of the 14% Dollar Notes due 2011 of ONO Finance Plc, CUSIP Nos. 682735AR6, G6751NAJ9 and 682735AS4 and ISIN Nos. US682735AR63, USG6751NAJ93 and US682735AS47 (the "2011 Dollar Notes") at a price not greater than $320 or less than $220 per $1,000 principal amount, plus accrued and unpaid interest thereon to, but not including, the Payment Date;

  •
  up to €75 million of the €150 million aggregate principal amount outstanding of the 14% Euro Notes due 2011 of ONO Finance Plc, ISIN Nos. XS0124462093, XS0124462507 and XS0129576376 (the "2011 Euro Notes") at a price not greater than €320 or less than €220 per €1,000 principal amount, plus accrued and unpaid interest thereon to, but not including, the Payment Date.

The 2009 Dollar Notes, the 2009 Euro Notes, the 2010 Euro Notes, the 2011 Dollar Notes and the 2011 Euro Notes are collectively referred to herein as the "Notes" (which term includes book-entry interests issued with respect thereto but only where the context so requires). The initial maximum principal amount of Notes that the Offeror will purchase with respect to each series of Notes is set forth above and represents the "Maximum Principal Amount". Subject to the terms of the Offers, on the Early Tender and Price Determination Date, the Offeror may increase or decrease the initial Maximum Principal Amount for each series of Notes taking into account the number of Notes tendered, the tender price and the accrued and unpaid interest with respect to each series.

See Item 3., "Risk Factors" beginning on page 13 for information that should be considered in evaluating the Offers being made pursuant to this Offer to Purchase.

THIS OFFER TO PURCHASE (INCLUDING THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN) CONTAINS IMPORTANT INFORMATION THAT SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFERS.

The Dealer Manager for the Offers is:

UBS Warburg

November 20, 2002

i

        Commencing on May 17, 2002 and ending on October 3, 2002, the Offeror purchased Notes in the open market and currently holds approximately 16% of the aggregate principal amount of Notes (collectively, the "Market Notes"). For more information regarding the Offeror's current holding of Notes, see "Summary—The Offeror".

        This Offer to Purchase (and any amendments or supplements to this Offer to Purchase) constitute a separate offer (each, an "Offer") with respect to each series of Notes. The lowest price in each of the price ranges listed above is referred to as the "Minimum Offer Price". It is not anticipated that the Offeror will purchase all of the outstanding Notes of any series. In the event the Offeror changes the initial Maximum Principal Amount for a series of Notes, the Offer for that series of Notes will remain open for at least ten business days from the date the Offeror gives notice of the change, and, if necessary, the Expiration Date will be extended.

        The Offeror's obligation to accept for purchase, and to pay for, Notes of a given series validly tendered pursuant to each Offer to Purchase is conditional upon: (a) there being validly tendered and not validly withdrawn at least €10 million in aggregate principal amount of that series of Notes; (b) there being validly tendered and not validly withdrawn Notes, regardless of series, in aggregate principal amount of at least €325 million; (c) the receipt by Cableuropa, S.A.U. ("Cableuropa") of the Required Amendments and Waivers (as defined in Item 10., "Conditions to the Offers") under its Senior Bank Credit Facility; and (d) the satisfaction of the general conditions described in Item 10., "Conditions to the Offers". These conditions can be waived by the Offeror in its absolute discretion. For more information regarding the conditions set forth above, see Item 10., "Conditions to the Offers".

        The Dealer Manager is acting for the Offeror in connection with each Offer and no one else and will not be responsible to anyone other than the Offeror for providing the protections offered to clients of the Dealer Manager or for providing advice in relation to each Offer.

IMPORTANT

        Any holder desiring to tender Notes should either (a) request such holder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such holder or (b) otherwise comply with the procedures set forth under "Procedures for Tendering Notes". A beneficial owner who has book-entry interests in respect of Notes registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if such beneficial owner desires to tender such Notes so registered.

        The Depositary and Tender Agent and The Depository Trust Company ("DTC") have confirmed that each Offer for Notes cleared through DTC is eligible for the DTC Automated Tender Offer Program ("ATOP"). DTC has authorized DTC participants that hold Notes on behalf of beneficial owners of Notes through DTC to tender those Notes as if they were the holders. To effect such a tender, DTC participants should transmit their acceptances to DTC through ATOP and follow the procedure for book-entry transfer set forth in "Procedures for Tendering Notes".

        To tender Notes held through Euroclear Bank S.A./N.V., as operator of the Euroclear system ("Euroclear"), and Clearstream Banking, société anonyme ("Clearstream"), holders should either (a) send a Tender Instruction (as defined below) according to the procedures established by Euroclear or Clearstream, as applicable, for the Offers or (b) arrange for those Notes to be held through a DTC participant and comply with the procedures specified above for Notes held through DTC. All transfers effected through Euroclear or Clearstream will be co-ordinated by the Depositary and Tender Agent.

        Tendering holders will not be obligated to pay brokerage fees or commissions or the fees and expenses of UBS Warburg, as Dealer Manager (the "Dealer Manager"), D.F. King & Co., as Information Agent, (the "Information Agent"), or JPMorgan Chase Bank, as Depositary and Tender Agent (the "Depositary and Tender Agent"). See "The Dealer Manager, Depositary and Tender Agent, and Information Agent".

        For purposes of the Offers, the dollar/euro exchange rate will be established on the Early Tender and Price Determination Date as reported on the Bloomberg page "FXC" as at 5:00 p.m., New York time, on such date (or any source selected by the Dealer Manager in its sole discretion if the Bloomberg page is not available or is manifestly erroneous).

        This Offer to Purchase does not constitute an offer to purchase or a solicitation of an offer to sell the Notes in any jurisdiction in which, or to or from any person to or from whom, it is unlawful to make such offer under applicable securities or blue sky laws. In those jurisdictions where the securities, blue sky or other laws require each Offer to be made by a licensed broker or dealer, each Offer shall be deemed to be made on behalf of the Offeror by the Dealer Manager or one or more registered brokers or dealers licensed under the laws of such jurisdiction. Neither the delivery of this document nor any purchase of Notes shall, under any circumstances, create any implication that the information contained or incorporated by reference herein is current as of any time subsequent to the date of such information.

        This Offer to Purchase has not been filed with or reviewed by any federal or state securities commission or regulatory authority, nor has any such commission or authority passed upon the accuracy or adequacy of the Offer to Purchase. Any representation to the contrary is unlawful and may be a criminal offense.

        No person has been authorized to give any information or to make any representations other than those contained in this Offer to Purchase and, if given or made, such information or representations must not be relied upon as having been authorized by the Offeror, Cableuropa or any of their agents.

TIMETABLE—MECHANICS OF TENDER

November 20, 2002 ("Commencement Date")	Commencement of Offer to Purchase.

5:00 p.m., New York City time, with respect to Notes held through DTC, and 11:00 a.m., London time, with respect to Notes held through Euroclear and Clearstream, on December 4, 2002 ("Early Tender and Price Determination Date")
Deadline for tenders eligible to receive Early Tender Payment and for withdrawals of tenders.

The Offeror will establish the Purchase Price for each series of Notes after 5:00 p.m., New York City time, with respect to Notes held through DTC and 11:00 a.m., London time, with respect to Notes held through Euroclear and Clearstream, on the Early Tender and Price Determination Date pursuant to the Modified Dutch Auction procedure. Notes held through DTC tendered after 5:00 p.m., New York City time, and Notes held through the Euroclear and Clearstream systems, tendered after 11:00 a.m., London time, on the Early Tender and Price Determination Date will not be eligible for the Early Tender Payment and may be subject to proration.

After 5:00 p.m., New York City time, on the Early Tender and Price Determination Date, the Offeror may decide to increase or decrease the initial Maximum Principal Amount in respect of any series of Notes in order to maximize the aggregate principal amount of Notes that may be purchased for up to €140 million, including accrued and unpaid interest and any Early Tender Payment. The Offeror intends to make any such decision by taking into account the number of Notes tendered, the prices at which Notes are tendered and the interest accrued with respect to each series of Notes.
December 5, 2002 ("Price Announcement Date")	Date on which the Purchase Price and any change in the initial Maximum Principal Amount for each series of Notes is announced.

5:00 p.m., New York City time, with respect to Notes held through DTC, and 11:00 a.m., London time, with respect to Notes held through Euroclear and Clearstream, on December 19, 2002 ("Expiration Date")	Deadline for receipt of tenders.
December 20, 2002 ("Acceptance Date")	Date on which the Offeror notifies holders as to which Notes have been accepted and at what price.
December 23, 2002 ("Payment Date")	Payment of tender consideration.

        A beneficial holder who has book-entry interests in respect of Notes registered in the name of a broker, dealer, commercial bank, trust company, or other nominee must instruct such person with ample time to permit a valid tender of the Notes to be effected on or prior to the Early Tender and Price Determination Date or the Expiration Date, as the case may be.

        Subject to applicable laws and the terms set forth in this Offer to Purchase, the Offeror reserves the right (without the consent of the Dealer Manager) to extend any Offer in its absolute discretion. In addition, the Offeror reserves the right to waive any or all conditions to any offer in its absolute discretion.

        Any questions or requests for assistance concerning this Offer to Purchase may be directed to the Dealer Manager or Information Agent at their addresses and telephone numbers set forth on the last page of this Offer to Purchase. No question or requests for assistance concerning this Offer to Purchase should be made to any member of the ONO Group (as defined herein), the Offeror, or their shareholders and any such question or request shall be redirected to either the Dealer Manager or the Information Agent. Additional copies of the tender documents may be obtained from the Information Agent, who may be contacted at its addresses and telephone numbers set forth on the last page of this Offer to Purchase.

        NONE OF THE OFFEROR, ITS SHAREHOLDERS, ANY MEMBER OF THE ONO GROUP, THE DEALER MANAGER, THE DEPOSITARY AND TENDER AGENT, OR THE INFORMATION AGENT MAKES ANY RECOMMENDATION IN CONNECTION WITH THE OFFERS.

v

CONTENTS

Available Information
Incorporation by Reference to Commission Filings
Forward-Looking Statements
Summary of Offer to Purchase
The Offers to Purchase
1.	Purpose of the Offers
2.	Terms of the Offers
3.	Risk Factors
4.	Proposed Recapitalization
5.	The Offeror
6.	Acceptance of Notes for Purchase; Payment for Notes; Payment of Early Tender Payments; Treatment of Interest
7.	Procedures for Tendering Notes
8.	Withdrawal Rights
9.	Source and Amount of Funds
10.	Conditions to the Offers
11.	Expiration Date; Extension; Waiver; Amendment; Termination
12.	Certain U.S. Federal Income Tax Considerations
13.	Certain U.K. Income Tax Considerations
14.	Certain Spanish Income Tax Considerations
15.	The Dealer Manager, Depositary and Tender Agent, and Information Agent
16.	Solicitation
17.	Fees and Expenses
18.	Miscellaneous
Appendix A: Questions and Answers Relating to the Offers

AVAILABLE INFORMATION

        Cableuropa is subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"). As a result, Cableuropa files or furnishes periodic reports, consisting of annual reports on Form 20-F and current reports on Form 6-K, and other information with the U.S. Securities and Exchange Commission (the "Commission"). As a foreign private issuer, Cableuropa is exempt from Exchange Act rules regarding the content and furnishing of proxy statements to shareholders and rules relating to short-swing profits reporting and liability. You may inspect and copy the reports and other information that Cableuropa has filed with the Commission at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. Copies of such material may also be obtained from Cableuropa's website at www.ono.es. This reference to Cableuropa's website is not an active hyperlink nor is the information on the website incorporated by reference into this Offer to Purchase.

        Cableuropa's Current Report on Form 6-K for the nine months ended September 30, 2002 is available, and all subsequent documents filed by Cableuropa with the Commission will be available, from the Commission in electronic format via EDGAR (Electronic Data Gathering, Analysis, and Retrieval System).

INCORPORATION BY REFERENCE TO COMMISSION FILINGS

        The following documents filed with the Commission with respect to Cableuropa are incorporated herein by reference and shall be deemed to be a part hereof, except as superseded or modified herein:

  (i)
  Cableuropa's Annual Report on Form 20-F for the fiscal year ended December 31, 2001, filed with the Commission on May 10, 2002; and

  (ii)
  Cableuropa's Current Report on Form 6-K for the nine months ended September 30, 2002, filed with the Commission on November 20, 2002.

        Additionally, any current report on Form 6-K that Cableuropa files with the Commission subsequent to the date of this Offer to Purchase which is expressly identified as being incorporated by reference into this Offer to Purchase shall be deemed to be incorporated by reference into this Offer to Purchase. Any statement contained in a document incorporated or deemed to be incorporated by reference herein, or contained in this Offer to Purchase, shall be deemed to be modified or superseded for purposes of this Offer to Purchase to the extent that a statement contained herein or in any subsequently filed document or report that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement.

FORWARD-LOOKING STATEMENTS

        This Offer to Purchase and the documents incorporated herein by reference contain forward-looking statements. These statements appear in a number of places in this Offer to Purchase and the documents incorporated herein by reference, and include statements regarding the intentions, beliefs or current expectations of the Offeror or the ONO Group, as the case may be. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. The information contained in this Offer to Purchase, including under the headings "Summary of Offer to Purchase", "Risk Factors" and "Proposed Recapitalization", and the documents incorporated herein by reference identify important factors that could cause such differences. For a more detailed description of these factors, please see Cableuropa's filings with the Commission, including its Annual Report on Form 20-F filed with the Commission on May 10, 2002 and its Current Report on Form 6-K filed with the Commission on November 20, 2002. The Offeror and Cableuropa undertake no obligation to publicly update or revise any forward-looking statements.

SUMMARY OF OFFER TO PURCHASE

        The following summary is qualified in its entirety by the more detailed information appearing elsewhere or incorporated by reference in this Offer to Purchase. Capitalized terms not defined in the summary have the meanings assigned to them elsewhere in this Offer to Purchase.

The Offeror:	The Offeror, a limited liability company organized under the laws of the Kingdom of Spain, is making the Offers. The Offeror owns all of the outstanding share capital of Cableuropa, the principal guarantor of the Notes issued by ONO Finance Plc (the "Issuer"). For information regarding the Offeror, including a description of the shareholders of the Offeror, see Item 5., "The Offeror".

Commencing on May 17, 2002 and ending on October 3, 2002, the Offeror purchased Notes on the open market. During this period, the Offeror acquired approximately 16% of the aggregate principal amount of Notes outstanding (the "Market Notes"). Set forth below is a breakdown by series of the Offeror's current holdings of Notes:
Series of Notes	Offeror's Current Holding (in Aggregate Principal Amount)
2009 Dollar Notes	$47,300,000
2009 Euro Notes	€23,990,000
2010 Euro Notes	€20,023,000
2011 Dollar Notes	$39,900,000
2011 Euro Notes	€24,135,000
Cableuropa:	Cableuropa is a Spanish cable television and telecommunications operator. Cableuropa and its subsidiaries are collectively known as the "ONO Group".

Cableuropa and the majority of its subsidiaries are the guarantors (the "Guarantors") of approximately €950 million in aggregate principal amount of Notes issued by the Issuer in 1999, 2000 and 2001. The Issuer lent an amount equal to the proceeds of the Notes to the Guarantors pursuant to loan agreements with terms substantially identical to those of the Notes (the "Multi-Borrower Credit Facilities"). The Guarantors used the proceeds of the Multi-Borrower Credit Facilities to develop their telecommunications business in Spain.
Issuer:
The Issuer is an English public limited company. The Issuer is an independent financing entity which has no business operations other than the issuance of debt securities, including the Notes. The only material assets of the Issuer are the obligations of the Guarantors to repay the Multi-Borrower Credit Facilities plus accrued and unpaid interest. Cableuropa owns 2% of the Issuer and ONO (Finance) Holdings Ltd., an English private limited company, holds 98% of the Issuer.
Purpose of the Offers:
The Offeror and its shareholders are seeking to reduce the level of the ONO Group's outstanding indebtedness in order to enhance the ONO Group's operating and financial flexibility as well as to better position the ONO Group to meet its strategic objectives. In particular, the ONO Group's Senior Bank Credit Facility contains a number of financial covenants relating to the ONO Group's performance in the future. There can be no assurance that the ONO Group will be able to comply with certain of these covenants in the future. Failure to comply with such covenants would be an event of default under the Senior Bank Credit Facility, which would potentially trigger the cross default clauses contained in most of the ONO Group's other financing arrangements, including the indentures governing the Notes. The Offers are conditional on receipt by the ONO Group of the Required Amendments and Waivers (as defined herein), which include changes to the financial covenants in the Senior Bank Credit Facility that are intended to mitigate the foregoing risk. For a description of these Required Amendments and Waivers, see Item 10., "Conditions to the Offers". If the Required Amendments and Waivers are not received by the Expiration Date, at its option, the Offeror may either terminate the Offers or waive the Bank Consent Condition (as defined herein) and purchase the Notes : tendered in the Offers. If the Offeror elects to waive the Bank Consent Condition and to purchase the Notes in the Offers, it will be under no obligation to complete a recapitalization of the ONO Group and may instead retain the Notes it has purchased (and receive interest thereon) or resell them in the market.

Proposed Recapitalization:
If the Required Amendments and Waivers are received and the Offeror acquires Notes in the Offers, the Offeror will implement a recapitalization of the ONO Group (the "Proposed Recapitalization") in early January 2003 which, if completed, will result in the cancellation of all or substantially all of the Notes currently held by the Offeror as well as the Notes purchased pursuant to the Offers. As part of these transactions, Cableuropa is expected to incur up to €50 million of additional indebtedness under the Senior Bank Credit Facility and up to approximately €100 million in indebtedness to the Offeror (which will rank pari passu with Notes not tendered). The intent of the Proposed Recapitalization is to reduce the interest expense payable by the ONO Group in future periods. For more details regarding the Proposed Recapitalization, see Item 4., "Proposed Recapitalization".

In order to implement the Proposed Recapitalization, the ONO Group will be required to obtain the Required Amendments and Waivers, including a waiver that would permit the ONO Group to borrow up to €50 million under the Senior Bank Credit Facility to partially fund payments to the Offeror for the Notes purchased pursuant to the Offers (the "Tender Notes"). For a description of these Required Amendments and Waivers see Item 10., "Conditions to the Offers". There can be no assurance that the lenders under the Senior Bank Credit Facility will agree to the Required Amendments and Waivers. In addition, in connection with obtaining the Required Amendments and Waivers, there is a risk that the lenders may require adverse changes to the existing terms of the Senior Bank Credit Facility. See Item 3., "Risk Factors—The Senior Bank Credit Facility May Be Adversely Amended". Finally, there can be no assurance that the Issuer will agree to participate in the Proposed Recapitalization.

The Offers:
The Offers are being made with respect to the 2009 Dollar Notes, 2009 Euro Notes, 2010 Euro Notes, 2011 Dollar Notes, and 2011 Euro Notes. All of the Notes are guaranteed by Cableuropa and the majority of its subsidiaries.

The Offers have been structured with the intention of allowing the Offeror to purchase the largest aggregate principal amount of Notes possible for up to €140 million, including accrued and unpaid interest and any Early Tender Payment. In the first stage of each Offer, the Offeror will use the Modified Dutch Auction procedure (as described below) to establish a clearing price (the "Purchase Price") for each series of Notes. Notes validly tendered and not withdrawn during the first stage will be eligible for the Early Tender Payment. In the second stage of each Offer, the Offeror will continue to accept tenders with respect to each series of Notes at the Purchase Price. Notes tendered during the second stage will not be entitled to the Early Tender Payment.

Notes tendered during the first stage (on or prior to the Early Tender and Price Determination Date) at a price above the Purchase Price must be re-tendered during the second stage by a holder who wishes to participate in an Offer.
Maximum Principal Amount:
The Offeror is offering to purchase for cash, at prices determined by the Modified Dutch Auction procedure, (i) up to $137.5 million of the aggregate principal amount of the 2009 Dollar Notes, (ii) up to €62.5 million of the aggregate principal amount of the 2009 Euro Notes, (iii) up to €100 million of the aggregate principal amount of the 2010 Euro Notes, (iv) up to $100 million of the aggregate principal amount of the 2011 Dollar Notes, and (v) up to €75 million of the aggregate principal amount of the 2011 Euro Notes. The Offeror intends to purchase the largest aggregate principal amount of Notes possible for up to €140 million, including accrued and unpaid interest and any Early Tender Payment. In order to achieve this, the Offeror reserves the right to increase or decrease the initial Maximum Principal Amount in respect of any series of Notes on the Early Tender and Price Determination Date, taking into account the number of Notes tendered, the prices at which Notes are tendered and the interest accrued with respect to each series of Notes. See "Amendment of Maximum Principal Amount" below.
Amendment of Maximum Principal Amount:
The Offeror reserves the right to amend the initial Maximum Principal Amount in respect of any series of Notes, provided that notice of any such amendment is published or sent to relevant holders and there is a period of at least ten business days from the date of such notice to the Expiration Date (which may be amended accordingly by announcement). The Offeror intends to purchase the largest aggregate principal amount of Notes possible for up to €140 million, including accrued and unpaid interest and any Early Tender Payment. As a result, on the Early Tender and Price Determination Date, the Offeror may adjust the initial Maximum Principal Amount of each series based upon the number of Notes tendered, the prices at which such Notes are tendered and the interest accrued with respect to each series of Notes. In no event will the Offeror decrease the initial Maximum Principal Amount with respect to a series of Notes so as to be less than the Minimum Tender Amount of such series.

An increase in the initial Maximum Principal Amount of a series of Notes may, if further tenders of the relevant Notes are received and purchased, result in a smaller proportion of the relevant series of Notes remaining outstanding, with possible consequences for the liquidity and trading market for that series of Notes.
Modified Dutch Auction Procedures:
Under the Modified Dutch Auction procedure, the Offeror will accept tenders in each Offer in the order of the lowest to the highest tender prices specified or deemed to have been specified by tendering holders within the price range for the series of Notes subject to that Offer. On the Early Tender and Price Determination Date, the Offeror will select the single lowest price with respect to each Offer that will enable the Offeror to purchase Notes for a total cost (including accrued and unpaid interest and any Early Tender Payment) sufficient to allow the Offeror to purchase the applicable Maximum Principal Amount for such series (as adjusted as set forth above). If the total Notes tendered in any series falls below the Maximum Principal Amount for such series (as adjusted as set forth above), the Purchase Price for such series will be the highest price tendered within the applicable price range. The Purchase Price in respect of each Offer will be announced on the business day immediately following the Early Tender and Price Determination Date (the "Price Announcement Date"). Notes tendered prior to the Early Tender and Price Determination Date at a price higher than the Purchase Price as determined for such series must be re-tendered at the Purchase Price on or prior to the Expiration Date to be eligible for acceptance by the Offeror (subject to proration). The Offeror will pay the same Purchase Price for all Notes of a given series validly tendered at or below the applicable Purchase Price and not withdrawn, upon the terms and subject to the conditions to the Offer for those Notes (including the proration terms of such Offer). Notes tendered without specification as to price terms will be deemed to have been tendered at the Minimum Offer Price (as defined below) for such series of Notes. Notes tendered at a price over the Purchase Price will not be purchased by the Offeror.
Purchase Price Ranges:
The Offeror is offering to purchase, subject to the Modified Dutch Auction procedure specified above, up to the Maximum Principal Amount (as may be adjusted as set forth above) of each series of Notes for cash within the following Purchase Price ranges (as may be adjusted as set forth below):

Series of Notes	Purchase Price Range
2009 Dollar Notes:	not greater than $320 or less than $220 per $1,000 principal amount, plus accrued and unpaid interest thereon to, but not including, the Payment Date;
2009 Euro Notes:	not greater than €320 or less than €220 per €1,000 principal amount, plus accrued and unpaid interest thereon to, but not including, the Payment Date;
2010 Euro Notes:	not greater than €320 or less than €220 per €1,000 principal amount, plus accrued and unpaid interest thereon to, but not including, the Payment Date;
2011 Dollar Notes:	not greater than $320 or less than $220 per $1,000 principal amount, plus accrued and unpaid interest thereon to, but not including, the Payment Date;
2011 Euro Notes:	not greater than €320 or less than €220 per €1,000 principal amount, plus accrued and unpaid interest thereon to, but not including, the Payment Date.
The lowest price in each of the price ranges listed above is referred to as the Minimum Offer Price.
Holders of Notes tendered and accepted for payment may also be entitled to receive an Early Tender Payment in certain circumstances. See "Early Tender Payment" below.
Proration:
In the event that the amount of any series of Notes validly tendered and not withdrawn on or prior to the Early Tender and Price Determination Date at or below the Purchase Price exceeds the Maximum Principal Amount (as may be adjusted as set forth above) for such series of Notes, then, subject to the terms and conditions to the Offer for those Notes, the Offeror will accept for purchase first all Notes of that series validly tendered at prices below the Purchase Price. The Offeror will pay the full amount of any Early Tender Payment due in respect of these Notes.

Thereafter, the Offeror will accept for purchase Notes of that series validly tendered at the Purchase Price on or prior to the Expiration Date (whether tendered prior or subsequent to the Early Tender and Price Determination Date) on a pro rata basis from among such tendered Notes (in each case, with appropriate adjustments to avoid purchases of Notes in principal amounts other than integral multiples of $1,000 or €1,000, as applicable). Any Early Tender Payment will be payable only with respect to any Notes accepted for purchase pursuant to the foregoing procedures and that have been validly tendered and not validly withdrawn on or prior to the Early Tender and Price Determination Date.

Early Tender Payment:
Holders who properly tender their Notes and do not validly withdraw their Notes on or prior to the Early Tender and Price Determination Date and whose Notes are accepted for purchase pursuant to an Offer will receive an Early Tender Payment equal to $5 per $1,000 principal amount, or €5 per €1,000 principal amount, as the case may be, of such Notes accepted for payment. If a holder's Notes are not validly tendered on or prior to the Early Tender and Price Determination Date such holder will not receive an Early Tender Payment. Holders who tender Notes on or prior to the Early Tender and Price Determination Date but whose Notes are not accepted for purchase (e.g., because they tendered at a price above the Purchase Price) will not receive the Early Tender Payment with respect to such Notes. Holders who tender Notes on or prior to the Early Tender and Price Determination Date but whose Notes are subject to proration (e.g., because they tendered at a price equal to the Purchase Price) will receive the Early Tender Payment only with respect to Notes accepted for purchase.
Accrued and Unpaid Interest:
Holders of Notes validly tendered and accepted for payment pursuant to the Offer to Purchase will receive, in addition to the Purchase Price and any applicable Early Tender Payment, a cash payment equal to accrued and unpaid interest on such Notes to, but not including, the Payment Date.
Withdrawal Rights:
Notes tendered prior to the Early Tender and Price Determination Date may be validly withdrawn at any time prior to 5:00 p.m., New York City time, in the case of Notes held through DTC, and 11:00 a.m., London time, in the case of Notes held through Euroclear and Clearstream, on the Early Tender and Price Determination Date. Unless otherwise required by law, holders of Notes who have tendered Notes in an Offer prior to the Early Tender and Price Determination Date may not withdraw their tendered Notes after 5:00 p.m., New York City time, in the case of Notes held through DTC, and 11:00 a.m., London time, in the case of Notes held through Euroclear and Clearstream, on the Early Tender and Price Determination Date. Notes tendered after the Early Tender and Price Determination Date may not be withdrawn.
Offer Expiration Dates:
Notes held through DTC must be tendered prior to 5:00 p.m., New York City time, and Notes held through Euroclear and Clearstream must be tendered prior to 11:00 a.m., London time, on the Expiration Date, in order to be eligible to receive the Purchase Price. Notes held through DTC must be tendered prior to 5:00 p.m., New York City time, and Notes held through the Euroclear and Clearstream must be tendered prior to 11:00 a.m., London time, on the Early Tender and Price Determination Date in order to be eligible to receive the Early Tender Payment in addition to the Purchase Price. Unless extended or modified, the Expiration Date is expected to be December 19, 2002 and the Early Tender and Price Determination Date is expected to be December 4, 2002.
Payment Date and Payment Method:
Payments of the applicable Purchase Price for Notes (including accrued and unpaid interest and any Early Tender Payment) validly tendered (and not validly withdrawn) and accepted for purchase pursuant to an Offer will be made on a date (the "Payment Date") which will be within three business days following the date that the Offeror accepts the applicable series of Notes for purchase pursuant to the Offer (the "Acceptance Date"). Payment will be made by deposit of such amounts with the Depositary and Tender Agent, who will act as agent for the tendering holders for the purpose of receiving payments from the Offeror and transmitting such payments to the tendering holders. Unless extended or modified, the Acceptance Date is expected to be December 20, 2002 and the Payment Date is expected to be December 23, 2002. Any Early Tender Payments will be made concurrently with payments of the Purchase Price for the related Notes.

Conditions to Each Offer:
The Offeror's obligation to accept for purchase, and to pay for, Notes validly tendered pursuant to an Offer is conditional upon (a) there being validly tendered and not validly withdrawn at least €10 million in aggregate principal amount of that series of Notes (the "Minimum Tender Amount") which are the subject of the Offer (the "Minimum Tender Condition"); (b) there being validly tendered and not validly withdrawn Notes, regardless of series, in aggregate principal amount of at least €325 million (the "Aggregate Minimum Tender Condition"); (c) the receipt by Cableuropa of the Required Amendments and Waivers under its Senior Bank Credit Facility (the "Bank Consent Condition"); and (d) the satisfaction of the general conditions described in Item 10., "Conditions to the Offers" (the "General Conditions").
These conditions can be waived by the Offeror in its sole and absolute discretion.
Procedures for specifying Tender Price:
Holders who wish to tender their Notes in an Offer must properly indicate in their instructions to their broker, dealer, commercial bank, trust company or other nominee or Book-Entry Facility (a) the series of Notes being tendered and (b) either (i) the price (in multiples of $5 per $1,000 principal amount and €5 per €1,000 principal amount, as applicable) or, in the case of tenders after the Early Tender and Price Determination Date, at the Purchase Price established for such series at which that series of Notes is being tendered, within the range specified above for such series of Notes, or (ii) not specify a price, in which case the holder will be deemed to have specified the Minimum Offer Price in respect of such series of Notes being tendered. Holders who tender after the Early Tender and Price Determination Date that do not specify a price will be deemed to have tendered their Notes at the Purchase Price. Each holder tendering Notes in an Offer agrees to accept the Purchase Price determined by the Offeror in accordance with the terms of that Offer.
Procedures for Tendering Notes:
Any holder desiring to tender Notes should either (a) request such holder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such holder or (b) otherwise comply with the procedures set forth under "Procedures for Tendering Notes". A beneficial owner who has book-entry interests in respect of Notes registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if such beneficial owner desires to tender such Notes so registered.

The Depositary and Tender Agent and DTC have confirmed that each Offer for Notes held through DTC is eligible for ATOP. DTC has authorized DTC participants that hold Notes on behalf of beneficial owners of Notes through DTC to tender those Notes as if they were the holders. To effect such a tender, DTC participants should transmit their acceptances to DTC through ATOP and follow the procedure for book-entry transfer set forth below.

To tender Notes held through Euroclear or Clearstream, holders should either (a) comply with the procedures established by Euroclear or Clearstream, as applicable, for sending a Tender Instruction (as defined herein) for the Offers or (b) arrange for those Notes to be held through a DTC participant and comply with the procedures specified above for Notes held through DTC.
Untendered Notes:
Notes not tendered or purchased pursuant to an Offer will remain outstanding. As a result of the consummation of the Offers, the aggregate principal amount of the Notes in each series that remain outstanding may be significantly reduced, which may adversely affect the liquidity of and, consequently, the market price for the Notes that remain outstanding after consummation of the Offers. See Item 3., "Risk Factors—Treatment of Notes Not Tendered in the Offers".
Certain U.S., U.K, and Spanish Income Tax Considerations:
The receipt of cash for Notes pursuant to the Offers will generally be a fully taxable transaction for U.S., U.K., and Spanish income tax purposes. See Item 12., "Certain U.S. Federal Income Tax Considerations", Item 13., "Certain U.K. Income Tax Considerations" and Item 14., "Certain Spanish Income Tax Considerations".
Dealer Manager:
UBS Warburg Ltd. is serving as Dealer Manager in connection with the Offers. Its address and telephone number, and the address and telephone number of its affiliate in the United States, are set forth on the back cover of this Offer to Purchase.
Depositary and Tender Agent:	JPMorgan Chase Bank is serving as Depositary and Tender Agent in connection with the Offers. Its addresses and telephone numbers are set forth on the back cover of this Offer to Purchase.
Information Agent:	D.F. King & Co., Inc. is serving as Information Agent in connection with the Offers. Its addresses and telephone numbers are set forth on the back cover of this Offer to Purchase.
Luxembourg Information Agent:	The Bank of New York (Luxembourg) S.A. is serving as Luxembourg Information Agent in connection with the Offers. Its address is set forth on the back cover of this Offer to Purchase.

THE OFFERS TO PURCHASE

1.    Purpose of the Offers

        The Offeror and its shareholders are seeking to reduce the level of the ONO Group's outstanding indebtedness in order to enhance the ONO Group's operating and financial flexibility as well as to better position the ONO Group to meet its strategic objectives. In particular, the ONO Group's Senior Bank Credit Facility contains a number of financial covenants relating to the ONO Group's performance in the future. There can be no assurance that the ONO Group will be able to comply with certain of these covenants in the future. Failure to comply with such covenants would be an event of default under the Senior Bank Credit Facility, which would potentially trigger the cross default clauses contained in most of the ONO Group's other financing arrangements, including the indentures governing the Notes. The Offers are contingent upon receipt by the ONO Group of the Required Amendments and Waivers which include changes to the financial covenants in the Senior Bank Credit Facility that are intended to mitigate the foregoing risk. For a description of these Required Amendments and Waivers, see Item 10., "Conditions to the Offers". If the Required Amendments and Waivers are received and the Offeror acquires Notes in the Offers, the Offeror will implement the Proposed Recapitalization in early January 2003 which, if completed, will result in the cancellation of all or substantially all of the Market Notes and the Tender Notes and of the related obligations of Cableuropa and its subsidiaries under the Multi-Borrower Credit Facilities. The intent of the Proposed Recapitalization is to reduce the interest expense payable by the ONO Group and its subsidiaries in future periods. For more details regarding these proposed transactions, See Item 4., "Proposed Recapitalization". This Offer to Purchase is not conditional upon the Proposed Recapitalization.

        In order to implement the Proposed Recapitalization, the ONO Group will be required to obtain the Required Amendments and Waivers, including a waiver that would permit the ONO Group to borrow up to €50 million under the Senior Bank Credit Facility to fund payments to the Offeror for the Market Notes and the Tender Notes. For a description of these Required Amendments and Waivers, see Item 10., "Conditions to the Offers". The Offers are each conditional on receiving the Required Amendments and Waivers from the lenders under the Senior Bank Credit Facility. In connection with the Required Amendments and Waivers, there is a risk that the lenders may require adverse changes to the existing terms of the Senior Bank Credit Facility. See Item 3., "Risk Factors—The Senior Bank Credit Facility May Be Adversely Amended". In addition, there can be no assurance that the Issuer will agree to participate in the Proposed Recapitalization.

        If the Required Amendments and Waivers are not received by the Expiration Date, at its option, the Offeror may either terminate the Offers or waive the Bank Consent Condition and purchase the Notes tendered in the Offers. If the Offeror elects to waive the Bank Consent Condition and to purchase the Notes in the Offers, it will be under no obligation to complete a recapitalization of the ONO Group and may instead retain the Notes it has purchased (and receive interest thereon) or resell them in the market.

2.    Terms of the Offers

        The Offers.    Upon the terms and subject to the conditions of each Offer (including, if an Offer is extended or amended, the terms and conditions of any such extension or amendment), the Offeror is offering to purchase for up to €140 million (including accrued and unpaid interest and any Early Tender Payment), upon the terms and subject to the conditions set forth in this Offer to Purchase (the "Offer to Purchase"), at prices determined by the Modified Dutch Auction procedure described below:

  •
  up to $137.5 million of the $275 million aggregate principal amount outstanding of the 2009 Dollar Notes at a price not greater than $320 or less than $220 per $1,000 principal amount, plus accrued and unpaid interest thereon to, but not including, the Payment Date;

  •
  up to €62.5 million of the €125 million aggregate principal amount outstanding of the 2009 Euro Notes at a price not greater than €320 or less than €220 per €1,000 principal amount, plus accrued and unpaid interest thereon to, but not including, the Payment Date;

  •
  up to €100 million of the €200 million aggregate principal amount outstanding of the 2010 Euro Notes at a price not greater than €320 or less than €220 per €1,000 principal amount, plus accrued and unpaid interest thereon to, but not including, the Payment Date;

  •
  up to $100 million of the $200 million aggregate principal amount outstanding of the 2011 Dollar Notes at a price not greater than $320 or less than $220 per $1,000 principal amount, plus accrued and unpaid interest thereon to, but not including, the Payment Date;

  •
  up to €75 million of the €150 million aggregate principal amount outstanding of the 2011 Euro Notes at a price not greater than €320 or less than €220 per €1,000 principal amount, plus accrued and unpaid interest thereon to, but not including, the Payment Date.

        Commencing on May 17, 2002 and ending on October 3, 2002, the Offeror purchased Notes in the open market. During this period, the Offeror acquired approximately 16% of the aggregate principal amount of Notes (the "Market Notes"). For more information regarding the Offeror's current holdings of Notes, see Item 5., "The Offeror".

        The maximum principal amount of Notes that the Offeror will purchase with respect to each series of Notes is referred to as the Maximum Principal Amount (as set forth above). The initial Maximum Principal Amount for each series may be increased or decreased by the Offeror on the Early Tender and Price Determination Date as described below. The lowest price in each of the price ranges listed above is referred to as the Minimum Offer Price.

        Holders of the Notes tendered and accepted for payment pursuant to an Offer will receive, in addition to the Purchase Price, a cash payment of accrued and unpaid interest on such Notes to, but not including, the Payment Date.

  Modified Dutch Auction Procedures

        The First Stage.    Under the Modified Dutch Auction procedure, with respect to each series of Notes, the Offeror will accept tenders in each Offer in the order of the lowest to the highest tender prices specified or deemed to have been specified by tendering holders within the price range for the series of Notes subject to that Offer. On the Early Tender and Price Determination Date, the Offeror will select the single lowest price (the "Purchase Price") with respect to each Offer that will enable the Offeror to purchase Notes for a total cost sufficient to allow the Offeror to purchase the Maximum Principal Amount for such series (as may be adjusted as set forth below). In making this selection, the Offeror will take into account the number of Notes tendered, the prices at which Notes are tendered and the accrued and unpaid interest with respect to each series of Notes. If the total Notes tendered in any series falls below the Maximum Principal Amount for such series (as such Maximum Principal Amount may be adjusted on the Early Tender and Price Determination Date, as set forth above), the Purchase Price for such series will be the highest price tendered within the price range. The Purchase Price in respect of each Offer will be announced no later than 5:00 p.m. New York City time on the Price Announcement Date. The Offeror will pay the same Purchase Price for all Notes of a given series validly tendered at or below the Purchase Price and not withdrawn, upon the terms and subject to the conditions to the Offer for those Notes (including the proration terms of such Offer). Notes tendered without specification as to price terms will be deemed to have been tendered at the Minimum Offer Price for such series of Notes.

        The Second Stage.    Following the Early Tender and Price Determination Date, the Offer will remain open for an additional ten business days up to and including the Expiration Date, during which period holders may tender Notes at the Purchase Price. Notes tendered may not be withdrawn during this ten business day period. Notes tendered at a price higher than the Purchase Price will not be purchased.

        Notes tendered during the first stage (on or prior to the Early Tender and Price Determination Date) at a price above the Purchase Price must be re-tendered during the second stage by a holder who wishes to participate in an Offer.

        The Offeror reserves the right to amend the initial Maximum Principal Amount in respect of any series of Notes, provided notice of any such amendment is published or sent to relevant holders and there is a period of at least ten business days from the date of such notice to the Expiration Date (which may be amended accordingly by announcement). In no event will the Offeror decrease the initial Maximum Principal Amount with respect to a series of Notes so as to be less than the Minimum Tender Amount of such series.

        An increase in the initial Maximum Principal Amount of a series of Notes may, if further tenders of the relevant Notes are received and accepted, result in a smaller proportion of the relevant series of Notes remaining outstanding, with possible consequences for the liquidity and trading market for that series of Notes. See Item 3, "Risk Factors—Effect of the Offers on the Trading Market for the Notes".

        Proration.    Holders who tender Notes at the price established by the Modified Dutch Auction may be subject to proration. In the event that the amount of any series of Notes validly tendered and not withdrawn on or prior to the Early Tender and Price Determination Date at or below the Purchase Price exceeds the Maximum Principal Amount (as may be adjusted as set forth above) for such series of Notes, then, subject to the terms and conditions to the Offer for those Notes, the Offeror will accept for purchase first all Notes of that series validly tendered at prices below the Purchase Price. The Offeror will pay the full amount of any Early Tender Payment due in respect of these Notes.

        Thereafter, the Offeror will accept for purchase Notes of that series validly tendered at the Purchase Price on or prior to the Expiration Date (whether tendered prior or subsequent to the Early Tender and Price Determination Date) on a pro rata basis from among such tendered Notes (in each case, with appropriate adjustments to avoid purchases of Notes in principal amounts other than integral multiples of $1,000 or €1,000, as applicable). Any Early Tender Payment will be payable only with respect to any Notes accepted for purchase pursuant to the foregoing procedures.

        An illustrative example of pro rationing with respect to any given series of Notes is set out below:

Maximum Principal Amount	100
Group A
Aggregate amount of Notes tendered prior to or on the Early Tender and Price Determination Date below the Purchase Price or without specifying a price	60
Group B
Aggregate amount of Notes tendered prior to or on the Early Tender and Price Determination Date at the Purchase Price	30
Group C
Aggregate amount of Notes tendered after the Early Tender and Price Determination Date at the Purchase Price	20
Result
Group A
All Notes purchased and full Early Tender Payment made
Group B
Notes and Early Tender Payment subject to proration

Group C
Notes subject to proration (no Early Tender Payment)
Groups B and C are allocated 40 on a pro rata basis

        Where no Early Tender Payment is due, the Offeror will pay only the Purchase Price with respect to such Notes that have been validly tendered and not validly withdrawn on or prior to the Early Tender and Price Determination Date.

        In the event that proration of tendered Notes is required, the Offeror will determine the final proration factor as soon as practicable after the Expiration Date. This date is expected to be the Acceptance Date. Rule 14e-1(c) under the Exchange Act requires that the Offeror pay the consideration offered or return the Notes tendered pursuant to an Offer promptly after the termination or withdrawal of that Offer.

        Early Tender Payment.    Holders who properly tender their Notes and do not validly withdraw their Notes on or prior to the Early Tender and Price Determination Date and whose Notes are accepted for purchase pursuant to an Offer will receive an Early Tender Payment equal to $5 per $1,000 principal amount, or €5 per €1,000 principal amount, as the case may be, of Notes tendered. Early Tender Payments for Notes accepted for purchase pursuant to an Offer will be paid on the Payment Date, together with the Purchase Price and any accrued and unpaid interest. If a holder's Notes are not validly tendered on or prior to the Early Tender and Price Determination Date such holder will not receive an Early Tender Payment. Holders who tender Notes on or prior to the Early Tender and Price Determination Date but whose Notes are not accepted for payment (e.g., because they tendered at a price above the Purchase Price) will not receive the Early Tender Payment with respect to such Notes. Holders who tender Notes on or prior to the Early Tender and Price Determination Date but whose Notes are subject to proration (e.g., because they tendered at a price equal to the Purchase Price) will receive the Early Tender Payment only with respect to Notes accepted for purchase.

        Holders who tender Notes on or prior to the Early Tender and Price Determination Date and whose Notes are accepted for purchase pursuant to the Offer will receive the Purchase Price and an Early Tender Payment with respect to such Notes on the Payment Date, and may be subject to proration. Holders who tender Notes after the Early Tender and Price Determination Date and whose Notes are accepted for purchase pursuant to the Offer will receive only the Purchase Price, and will not receive the Early Tender Payment, with respect to such Notes on the Payment Date.

        Treatment of Interest.    Holders of Notes validly tendered and accepted for payment pursuant to an Offer to Purchase will receive a cash payment equal to accrued and unpaid interest on such Notes to, but not including, the Payment Date, together with the Purchase Price and any Early Tender Payment.

        Notes Not Accepted in the Offers.    Any principal amount of Notes tendered but not purchased pursuant to an Offer, including Notes tendered at prices greater than the Purchase Price and Notes not purchased because of proration, will be returned to the tendering holders at the Offeror's expense as promptly as practicable following the earlier of the Expiration Date or the date on which such Offer is terminated.

        Conditions to Each Offer.    The Offeror's obligation to accept for purchase, and to pay for, Notes validly tendered pursuant to an Offer is conditional upon the satisfaction or waiver of (i) the Minimum Tender Condition; (ii) the Aggregate Minimum Tender Condition; (iii) the Bank Consent Condition; and (iv) the General Conditions. Each of these conditions is defined and more fully described in "Conditions to the Offers". The Offeror reserves the right to waive any conditions in its absolute discretion.

        Offer Expiration Date and Early Tender and Price Determination Date.    Notes held through DTC must be tendered prior to 5:00 p.m., New York City time, and Notes held through Euroclear and

Clearstream must be tendered prior to 11:00 a.m., London time, on December 19, 2002, unless extended, in order to be eligible to receive the Purchase Price. Notes held through DTC must be tendered prior to 5:00 p.m., New York City time, and Notes held through Euroclear and Clearstream must be tendered prior to 11:00 a.m., London time on December 4, 2002, unless extended, in order to be eligible to receive the Early Tender Payment in addition to the Purchase Price.

        Extension; Waiver; Amendment; Termination.    Subject to applicable law and the terms and conditions set forth in this Offer to Purchase, the Offeror expressly reserves the right (but will not be obligated), at any time or from time to time, regardless of whether any of the events set forth in "Conditions to the Offers" shall have occurred or been determined by the Offeror to have occurred, to (i) extend or terminate any Offer, (ii) waive any and all conditions to the consummation of an Offer, and (iii) amend any Offer in any respect. The rights reserved by the Offeror in this paragraph are in addition to the Offeror's rights to terminate the Offers described in "Conditions to the Offers".

        There can be no assurance that the Offeror will exercise its right to terminate or amend any Offer. Irrespective of any amendments to an Offer and subject to applicable law, all Notes previously tendered pursuant to that Offer and not withdrawn will remain subject to that Offer and may be accepted thereafter for payment by the Offeror.

        If the Offeror makes a material change in the terms of an Offer or the information concerning an Offer or waives a material condition of an Offer, the Offeror will disseminate additional Offer materials and hold the Offer open, and, if necessary, extend the Expiration Date, to the extent required by law. In addition to the above, the Offeror may, if it deems appropriate, extend an Offer for any other reason.

        If the Offeror extends an Offer or if for any reason the acceptance for payment of, or (whether before or after any Notes have been accepted for purchase) the payment for, Notes is delayed or if the Offeror is unable to accept for payment or pay for Notes pursuant to the Offer, then, without prejudice to the Offeror's rights under the Offer, tendered Notes may be retained by the Depositary and Tender Agent on behalf of the Offeror and may not be withdrawn (subject to Rule 14e-1(c) under the Exchange Act, which requires that an offeror pay the consideration offered or return the securities deposited by or on behalf of the investor promptly after the termination or withdrawal of a tender offer).

        Any extension, amendment or termination of an Offer by the Offeror will be followed as promptly as practicable by announcement thereof. Without limiting the manner in which the Offeror may choose to make such announcement, the Offeror will not, unless otherwise required by law, have any obligation to advertise or otherwise communicate any such announcement other than by making a release to the Dow Jones News Service or Bloomberg LP.

3.    Risk Factors

        The ONO Group's business, its ability to pay the principal and interest on the Notes and any decision by holders to participate in the Offers are subject to a number of significant risks, including those described below. These risks are not the only ones associated with the ONO Group's business, the Issuer's business or the Offers. Additional risks not known to the ONO Group at present or that it currently deems immaterial may also impair the ONO Group's business operations and its ability to pay the principal and interest on the Notes. For a description of the risks generally associated with the ONO Group's business operations, including its ability to pay the principal and interest on the Multi-Borrower Credit Facilities (and the Issuer's ability to pay interest and principal on the Notes), see Item 3., "Risk Factors," of Cableuropa's Annual Report on Form 20-F for the fiscal year ended December 31, 2001 and Item 2., "Management's Discussion and Analysis of Results of Operations and Financial Condition—Recent Developments," of Cableuropa's Current Report on Form 6-K for the nine months ended September 30, 2002, each of which is incorporated by reference into this Offer to Purchase.

        In deciding whether to participate in the Offers, each holder should carefully take into account, in addition to the other information contained in this Offer to Purchase, the following considerations. Holders should also consider the financial information contained in Cableuropa's Annual Report on Form 20-F for the fiscal year ended December 31, 2001 and the Current Report on Form 6-K for the nine months ended September 30, 2002, each of which is incorporated by reference into this Offer to Purchase, when deciding whether to tender their Notes.

        Position of Cableuropa and the Issuer Concerning the Offers.    Cableuropa and the Issuer make no recommendation to any holder whether to tender or refrain from tendering any or all of such holder's Notes, and has not authorized any person to make any such recommendation. The Issuer has expressed no opinion with respect to the Offers. Holders are urged to evaluate carefully all information in this Offer to Purchase, consult their own investment and tax advisers and make their own decisions whether to tender Notes, and, if so, the principal amounts of Notes to tender and the prices at which to tender.

        Substantial Existing and Future Indebtedness.    Cableuropa has substantial existing debt. At September 30, 2002, the outstanding amount of indebtedness (excluding trade payables, accrued liabilities and taxes) of Cableuropa and its subsidiaries was approximately €1.25 billion (excluding participative loans from the Offeror). At September 30, 2002, the maximum contractual availability under the ONO Group's Senior Bank Credit Facility was €445 million, of which it had drawn €220 million.

        If the Offers are consummated and the transactions described in "Proposed Recapitalization" below are completed, Cableuropa's consolidated indebtedness will be significantly reduced. Nevertheless, Cableuropa would continue to have substantial indebtedness after the Offers are consummated and the amount of indebtedness senior to the Multi-Borrower Credit Facilities could have increased by up to €50 million. If the transactions described in "Proposed Recapitalization" below are not completed, Cableuropa's consolidated indebtedness would remain unchanged. The amount of Cableuropa's indebtedness and restrictions contained in the indentures governing the Notes and under the Senior Bank Credit Facility may limit Cableuropa's ability to effect future financings in the event Cableuropa should deem it necessary or desirable to raise additional capital. Furthermore, there can be no assurance that Cableuropa will have sufficient earnings, access to liquidity or cash flow in the future to meet its debt service obligations under the Multi-Borrower Credit Facilities following consummation of the Offers.

        For additional information about Cableuropa's current indebtedness, capitalization and financial condition, see Cableuropa's Annual Report on Form 20-F for the fiscal year ended December 31, 2001 and its Current Report on Form 6-K for the nine months ended September 30, 2002. See "Available Information" and "Incorporation by Reference to Commission Filings". For more information on the Proposed Recapitalization, see Item 4., "Proposed Recapitalization".

        Effects of the Offers on the Trading Market for the Notes.    The Notes are listed on the Luxembourg Stock Exchange (the "LSE") and registered under the Exchange Act. If the Offers are consummated and the transactions described in "Proposed Recapitalization" below are completed, the outstanding principal amount of Notes available for trading will be reduced. In such circumstances, the trading market for any Notes that are not tendered may be significantly more limited, which might adversely affect the liquidity of such Notes. The extent of the trading market and the availability of price quotations would depend upon various factors, including the number of holders of any Notes outstanding at such time and the interest in maintaining a market in those Notes on the part of securities firms. As a result, there can be no assurance that any trading market for Notes will exist after the consummation of the Offers. A debt security with a smaller outstanding principal amount available for trading (a smaller "float") may command a lower price than would a comparable debt security with a larger float. Therefore, the market price for Notes of a given series that are not tendered and accepted for purchase pursuant to an Offer may be affected adversely to the extent that the principal amount of such Notes purchased pursuant to that Offer reduces the float. A reduced float may also increase the volatility of the trading prices of any series of Notes that are not purchased in the Offer for that series.

        Current Trading Prices For the Notes May Not Be Indicative of Appropriate Tender Price.    The Notes are listed on the LSE. To the extent that the Notes are traded, prices of the Notes fluctuate greatly depending on the trading volume and the balance between buy and sell orders. In addition, quotations for securities that are not widely traded, such as the Notes, may differ from actual trading prices and should be viewed as approximations. Holders of the Notes are urged to contact their brokers to obtain the best available information as to the current market prices of the Notes and for advice concerning appropriate tender prices.

        Treatment of Notes Not Tendered in the Offers.    Notes not tendered and purchased in the Offers will remain outstanding. The terms and conditions governing the Notes, including the covenants and other protective provisions contained in the indenture governing the Notes, will remain unchanged. From time to time in the future, the Offeror or the Offeror's subsidiaries may acquire Notes that are not tendered in the Offers through open market purchases, privately negotiated transactions, tender offers, exchange offers or otherwise, upon such terms and at such prices as they may determine, which may be more or less than the price to be paid pursuant to the Offers and could be for cash or other consideration. Alternatively, the Issuer may, subject to certain conditions, redeem any or all of the Notes of any series not purchased pursuant to the Offer at any time that it is permitted to do so under the indenture governing the Notes for such series. There can be no assurance as to which, if any, of these alternatives (or combinations thereof) the Offeror, the Issuer, or any of the Offeror's subsidiaries may choose to pursue in the future.

        The Offers May Not be Completed.    The consummation of the Offers is subject to a number of conditions, including the Bank Consent Condition. See Item 10., "Conditions to the Offers". There can be no assurance that these conditions will be met.

        The Proposed Recapitalization May Not Be Completed.    The Proposed Recapitalization may not be completed unless Cableuropa receives the Required Amendments and Waivers under its Senior Bank Credit Facility. It is a condition to the Offers that the Required Amendments and Waivers are received. If the Required Amendments and Waivers are not received by the Expiration Date, at its option, the Offeror may either terminate the Offers or waive the Bank Consent Condition and purchase the Notes tendered in the Offers. If the Offeror elects to waive the Bank Consent Condition and to purchase the Notes in the Offers, it will be under no obligation to complete a recapitalization of the ONO Group and may instead retain the Notes it has purchased (and receive interest thereon) or resell them in the market. In addition, if the Required Amendments and Waivers are not received, there is an increased risk that Cableuropa may be unable to meet certain financial covenants in the Senior Bank Credit Facility in future periods. The breach of any of these covenants would constitute an Event of Default under the Senior Bank Credit Facility, which would potentially trigger the cross default clauses contained in most of the ONO Group's other financing arrangements, including the indentures governing the Notes.

        The Senior Bank Credit Facility May Be Adversely Amended.    In connection with the Proposed Recapitalization, the ONO Group will be required to obtain the Required Amendments and Waivers from the lenders under its Senior Bank Credit Facility. Receipt of the Required Amendments and Waivers is also a condition to the Offer to Purchase. Although the Proposed Recapitalization could reduce the interest expense payable by the ONO Group in the future, in order to obtain the Required Amendments and Waivers required for the Proposed Recapitalization, it may be necessary for the ONO Group to agree to modify certain terms of the Senior Bank Credit Facility. Such modifications could include increasing interest margins, increasing fees, adversely changing existing financial covenants, adding new financial and/or operating covenants, and decreasing borrowing ability. Any such amendments may limit the ONO Group's operational and financial flexibility and increase the likelihood of the ONO Group experiencing a default under the Senior Bank Credit Facility.

4.    Proposed Recapitalization

        This Offer to Purchase is part of a Proposed Recapitalization of the ONO Group. The Offeror and its shareholders are seeking to reduce the level of the ONO Group's outstanding indebtedness in order to enhance the ONO Group's operating and financial flexibility as well as to better position the ONO Group to meet its strategic objectives. In particular, the ONO Group's Senior Bank Credit Facility contains a number of financial covenants relating to the ONO Group's performance in the future. There can be no assurance that the ONO Group will be able to comply with certain of these covenants in the future. Failure to comply with such covenants would be an event of default under the Senior Bank Credit Facility, which would potentially trigger the cross default clauses contained in most of the ONO Group's other financing arrangements, including the indentures governing the Notes. The Offers are conditional on receipt by the ONO Group of the Required Amendments and Waivers which include changes to the financial covenants that are intended to mitigate the foregoing risk. For a description of these Required Amendments and Waivers, see Item 10., "Conditions to the Offers". If the Required Amendments and Waivers are not received by the Expiration Date, at its option, the Offeror may either terminate the Offers or waive the Bank Consent Condition and purchase the Notes tendered in the Offers. If the Offeror elects to waive the Bank Consent Condition and to purchase the Notes in the Offers, it will be under no obligation to complete a recapitalization of the ONO Group and may instead retain the Notes it has purchased (and receive interest thereon) or resell them in the market.

        If the Required Amendments and Waivers are received, following completion of the Offers the Offeror will implement a recapitalization of the ONO Group by engaging in a series of transactions described below. It is expected that these transactions will occur in early January 2003. To commence the recapitalization, the Offeror will sell all or substantially all the Market Notes and the Tender Notes (collectively, the "Purchased Notes") to Cableuropa, at prices no higher than the lower of (i) current market prices on the date of sale and (ii) the Purchase Prices established in the Offers. Cableuropa will fund this purchase through borrowings under its Senior Bank Credit Facility and from the Offeror and the cancellation of an existing loan of approximately €17 million to the Offeror. Immediately upon acquiring the Purchased Notes Cableuropa will transfer (if agreed with the Issuer) all or substantially all of the Purchased Notes at their face value to the Issuer in consideration for the cancellation by the Issuer of an equal principal amount of loans under the Multi-Borrower Credit Facilities. The Issuer will then immediately cancel the Notes that it has purchased. As a result of the foregoing transactions, the principal amount of Notes outstanding would be significantly reduced. Assuming the Offeror acquires €140 million of Notes (by value) in the Offers, it is expected that, in order to fund Cableuropa's purchase of the Purchased Notes from the Offeror, borrowings under the Senior Bank Credit Facility would increase by up to €50 million, with the remaining funding provided by the Offeror in the form of a loan (the "Offeror Loan") in an aggregate principal amount of up to approximately €100 million. Actual borrowings under the Senior Bank Credit Facility and the Offeror Loan may be reduced if the amount of Notes acquired by the Offeror in the Offers (by value) is less than €140 million. The Offeror Loan will rank pari passu with Cableuropa's guarantees of the Notes and will pay interest at 7.5% per annum, and will mature after the maturity date of the Notes acquired with the proceeds of such loan.

        As of the date of this Offer to Purchase, Cableuropa will commence discussions with the lenders regarding the Proposed Recapitalization and the Required Amendments and Waivers. The Offers are conditional upon receipt by Cableuropa of the Required Amendments and Waivers. There can be no assurance that the necessary amendments and waivers can be obtained. In connection with the process of obtaining the Required Amendments and Waivers, there is a risk that Cableuropa's lenders may seek to modify the terms of the Senior Bank Credit Facility, including increasing interest margins, increasing fees, adversely changing existing financial covenants, adding new financial covenants, and decreasing borrowing availability. In addition, there can be no assurance that the Issuer will agree to participate in the Proposed Recapitalization.

5.    The Offeror

        General.    The Offeror is a holding company and, following Cableuropa's corporate reorganization (with effect as of January 2, 2002), owns all of the outstanding share capital of Cableuropa and is in turn owned by the former shareholders of Cableuropa. Cableuropa is one of the leading providers of integrated telecommunications, cable television and broadband internet services in Spain. Cableuropa's business is comprised of two principal elements: (1) direct access telecommunications services, cable television and broadband internet access targeted at residential users and (2) direct access competitive local exchange services targeted at small and medium-sized business customers.

        The following table sets forth information regarding the beneficial ownership of the ordinary shares of the Offeror as of the date of this Offer to Purchase.

Name and address of Beneficial Owner	Percentage of Shares Beneficially Owned
Spanish Telecommunications Limited S.á.r.l.(1)	49.46%
Banco Santander, S.A.	19.15%
Ferrovial Telecomunicaciones, S.A.	10.44%
Grupo Multitel, S.A.	10.39%
VAL Telecomunicaciones, S.A.(2)	10.59%

Total	100%

(1)
The principal shareholders of Spanish Telecommunications Limited S.á.r.l. are GE Capital Services Structured Finance Group, Inc., BAS Capital Funding Corporation (an affiliate of Bank of America), and Caisse de dépôt et placement du Québec.

(2)
VAL Telecomunicaciones, S.A. is a holding company owned by the former minority shareholders of our Spanish subsidiaries and Grupo Multitel, which is the largest single shareholder of VAL Telecomunicaciones, S.A.

        For a brief description of each of the beneficial owners of the Offeror, see Cableuropa's Annual Report on form 20-F for the fiscal year ended December 31, 2001.

        Further Information.    For further information with regard to the Offeror and Cableuropa, please refer to the documents filed with the Commission incorporated herein by reference. See "Incorporation by Reference to Commission Filings". The Offeror's and Cableuropa's principal executive offices are located at Calle Basauri 7-9, Urbanización la Florida, 28023 Aravaca, Madrid, Spain.

6.    Acceptance of Notes for Purchase; Payment for Notes; Payment of Early Tender Payments; Treatment of Interest

        Acceptance of Tendered Notes.    Upon the terms and subject to the conditions of each Offer, the Offeror will accept for purchase Notes validly tendered and not withdrawn at or below the Purchase Price on or prior to the Expiration Date. Only holders who validly tender Notes at or below the Purchase Price on or prior to the Expiration Date (and do not withdraw such tender) will receive the Purchase Price (and the Early Tender Payment, if applicable).

        In the event that the amount of any series of Notes validly tendered on or prior to the Early Tender and Price Determination Date (and not withdrawn) at or below the Purchase Price exceeds an amount of Notes equal to the Maximum Principal Amount for such series of Notes, then, subject to the terms and conditions to the Offer for those Notes, the Offeror will accept for purchase first all Notes of that series validly tendered at prices below the Purchase Price. The Offeror will pay the full amount of any Early Tender Payment due in respect of such Notes.

        Thereafter, the Offeror will accept for purchase Notes of that series validly tendered at the Purchase Price on or prior to the Expiration Date (whether tendered prior or subsequent to the Early Tender and Price Determination Date) on a pro rata basis from among such tendered Notes (in each case, with appropriate adjustments to avoid purchases of Notes in principal amounts (or principal amounts at maturity) other than integral multiples of $1,000 or €1,000, as applicable). The Offeror will make any Early Tender Payment due in respect of any Notes accepted for purchase to the extent such Notes were tendered on or prior to the Early Tender and Price Determination Date.

        Notes tendered at a price higher than the Purchase Price will not be purchased and no Early Tender Payment on such Notes will be made. Notes tendered prior to the Early Tender and Price Determination Date at a price higher than the Purchase Price as determined for such series must be re-tendered at the Purchase Price on or prior to the Expiration Date to be eligible for acceptance by the Offeror (subject to proration).

        The Offeror expressly reserves the right, in its sole discretion, to delay acceptance for purchase of Notes tendered under an Offer or the payment for Notes accepted for purchase (subject to Rule 14e-1 under the Exchange Act, which requires that an offeror pay the consideration offered or return the securities deposited by or on behalf of the holders thereof promptly after the termination or withdrawal of a tender offer), or to terminate an Offer and not accept for purchase any Notes not theretofore accepted for purchase if any of the conditions set forth below under Item 10., "Conditions to the Offers", shall not have been satisfied or waived by the Offeror or in order to comply, in whole or in part, with any applicable law. In all cases, payment for Notes accepted for purchase pursuant to an Offer will be made only after timely receipt by the Depositary and Tender Agent of Book-Entry Confirmation (as defined herein).

        Payment of Purchase Price.    For purposes of each Offer, the Offeror will be deemed to have accepted for purchase validly tendered Notes (or defectively tendered Notes with respect to which the Offeror has waived such defect) if, as and when the Offeror gives oral (confirmed in writing) or written notice thereof to the Depositary and Tender Agent. Payment for Notes accepted for purchase in an Offer will be made by the Offeror by depositing the aggregate Purchase Price (including accrued and unpaid interest and any Early Tender Payment) with the Depositary and Tender Agent on the Payment Date. The Depositary and Tender Agent will act as agent for the tendering holders for the purpose of receiving the Purchase Price (including accrued and unpaid interest and any Early Tender Payment), if applicable, and transmitting such payments to such holders. Upon the terms and subject to the conditions of an Offer, delivery of the Purchase Price and any Early Tender Payment, if applicable, for Notes accepted for purchase pursuant to the Offer will be made by the Depositary and Tender Agent promptly after receipt of funds for the payment of such Notes by the Depositary and Tender Agent. The Purchase Price (including accrued and unpaid interest and any Early Tender Payment) may be subject to proration. See Item 2, "Terms of the Offers—Proration".

        Tenders of Notes pursuant to the Offers will be accepted only in principal amounts (or principal amounts at maturity, as applicable) equal to $1,000 or €1,000, or integral multiples thereof.

        If, for any reason, acceptance for purchase of, or payment for, validly tendered Notes pursuant to an Offer is delayed or the Offeror is unable to accept for purchase, or to pay for, validly tendered Notes pursuant to an Offer, then the Depositary and Tender Agent may, nevertheless, on behalf of the Offeror, retain Notes tendered in that Offer, without prejudice to the rights of the Offeror described under "Conditions to the Offers," "Expiration Date; Waiver; Extension; Amendment; Termination" and "Withdrawal of Tenders" (subject to Rule 14e-1 under the Exchange Act, which requires that an offeror pay the consideration offered or return the securities deposited by or on behalf of the holders thereof promptly after the termination or withdrawal of a tender offer).

        If any tendered Notes are not accepted for payment for any reason pursuant to the terms and conditions of an Offer and such Notes were tendered by book-entry transfer into the Depositary and Tender Agent's account at a Book-Entry Transfer Facility pursuant to the procedure set forth under the caption "Procedures for Tendering Notes—Book-Entry Transfer" below, such Notes will be credited to the account maintained at such Book-Entry Transfer Facility from which such Notes were delivered, promptly following the Acceptance Date or the termination of the Offer.

        Payment of Early Tender Payments.    Upon the terms and subject to the conditions of the Offer, the Offeror will pay the Early Tender Payment to holders whose Notes have been validly tendered and not validly withdrawn on or prior to the Early Tender and Price Determination Date and that have been accepted for purchase. Such payment will be made concurrently with payment of the Purchase Price for the related Notes. See "Conditions to the Offer". The Early Tender Payment may be subject to proration. See Item 2, "Terms of the Offers—Proration".

        Treatment of Interest.    Holders of Notes validly tendered and accepted for payment pursuant to any Offer will receive a cash payment equal to the amount of accrued and unpaid interest on such Notes (in addition to the Purchase Price) to, but not including, the Payment Date, and may be subject to proration.

        Under no circumstances will any interest be payable because of any delay on behalf of the Depositary and Tender Agent in the transmission of funds to the holders of purchased Notes or otherwise.

        Holders of the Notes purchased in any Offer will not be obligated to pay brokerage commissions or fees of the Dealer Manager or transfer taxes with respect to the purchase of their Notes. See "The Dealer Manager, Depositary and Tender Agent, and Information Agent".

7.    Procedures for Tendering Notes

        The method of delivery of Notes and any instructions to brokers, dealers, commercial banks, trust companies or other nominees and all other required documents or communications, including delivery through DTC and any acceptance of an Agent's Message transmitted through ATOP and delivery of a Tender Instruction in accordance with the procedures of the Euroclear and Clearstream systems, is at the election and risk of the person tendering Notes. Delivery will be deemed made only when the Agent's Message and Tender Instruction is received by the Depositary and Tender Agent. It is recommended that holders of notes who hold through the Euroclear and Clearstream systems submit their instructions as soon as possible prior to the Expiration Date so that your instructions can be received in a timely manner. Notes may be tendered and will be accepted for purchase only in denominations of $1,000 or €1,000 principal amount (or principal amount at maturity, as applicable) and integral multiples thereof.

        Specification of Tender Price.    Holders who wish to tender their Notes in an Offer must properly indicate in their instructions to their broker, dealer, commercial bank, trust company or other nominee or Book-Entry Transfer Facility (a) the series of Notes being tendered therewith and (b) either (i) the price (in multiples of $5 per $1,000 principal amount and €5 per €1,000 principal amount, as applicable) at which such series of Notes is being tendered, within the range specified above for such series of Notes, or (ii) not specify a price, in which case the holder will be deemed to have specified the Minimum Offer Price in respect of such series of Notes being tendered. A holder may tender different portions of the principal amount of its Notes at different prices; however, a holder may not specify prices for an aggregate principal amount of Notes in excess of the aggregate principal amount of Notes held by such holder. The same Notes cannot be tendered at more than one price. To tender

Notes properly, only one price within the price range (or no price) must be specified. Each holder tendering Notes in an Offer agrees to accept the Purchase Price determined by the Offeror in accordance with the terms of that Offer.

        Holders should clearly specify in their instructions to their broker, dealer, commercial bank, trust company or other nominee or Book-Entry Transfer Facility the price within the price range at which the series of Notes (or portion thereof) are being tendered (or, alternatively, not specify a price, in which case the holder will be deemed to have specified the Minimum Offer Price in respect of such series of Notes being tendered and to accept the Purchase Price determined by the Offeror with respect to the terms of the Offers).

        Tendering Without Specifying a Price.    As described above, a holder may tender Notes in an Offer without specifying a tender price in respect of any or all of such Notes. Tenders of Notes made in this manner will be deemed to have been made at the Minimum Offer Price and will be accepted by the Offeror before any other tenders of Notes in that Offer that specify a tender price above the Minimum Offer Price. Holders who have tendered Notes in an Offer without specifying an offer price and whose Notes are accepted will receive the Purchase Price applicable to that Offer and the Early Tender Payment if such Notes have been validly tendered and not validly withdrawn on or prior to the Early Tender and Price Determination Date.

        Tender of Notes.    The tender by a holder of Notes pursuant to any Offer (and subsequent acceptance of such tender by the Offeror) pursuant to one of the procedures set forth below will constitute a binding agreement between such holder and the Offeror with respect to that Offer in accordance with the terms and subject to the conditions set forth in this Offer to Purchase.

        No Letter of Transmittal.    There are no letters of transmittal for the Offers. Holders who hold Notes through DTC must tender Notes through DTC's ATOP procedures. Holders who hold Notes through Euroclear or Clearstream must tender Notes by sending a Tender Instruction according to Euroclear or Clearstream procedures as applicable.

        No Guaranteed Delivery.    There are no guaranteed delivery procedures for the Offers. Beneficial owners of Notes that are held in the name of a custodian must contact such entity sufficiently in advance of the Early Tender and Price Determination Date or the Expiration Date if they wish to tender Notes and be eligible to receive the Purchase Price and Early Tender Payment, as applicable.

        Tenders of Notes Held Through a Custodian.    Any beneficial owner whose book-entry interests in Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee or held through a Book-Entry Transfer Facility and who wishes to tender Notes should contact such registered holder with ample time to permit a valid tender of the Notes to be effected on or prior to the Early Tender and Price Determination Date or the Expiration Date, as the case may be, and instruct such registered holder to tender Notes on such beneficial owner's behalf. If such beneficial owner wishes to tender such Notes himself, such beneficial owner must make appropriate arrangements to register ownership of the Notes in such beneficial owner's name or follow the procedures described herein. The transfer of record ownership may take considerable time.

        Tender of Notes Held Through DTC.    The Depositary and Tender Agent and DTC have confirmed that each Offer for Notes cleared through DTC is eligible for DTC's Automated Tender Offer Program ("ATOP"). Accordingly, DTC participants must electronically transmit their acceptance of an Offer (and thereby tender Notes) through ATOP. DTC has authorized DTC participants that hold Notes on behalf of beneficial owners of Notes through DTC to tender those Notes as if they were the holders. Upon receipt of a holder's acceptance through ATOP, DTC will edit and verify the acceptance and send an Agent's Message to the Depositary and Tender Agent. Delivery of tendered Notes must be made to the Depositary and Tender Agent pursuant to the book-entry delivery procedures set forth below.

        The term "Agent's Message" means a message transmitted by DTC, received by the Depositary and Tender Agent and forming part of the Book-Entry Confirmation (as defined herein), which states that DTC has received an express acknowledgement from the participant in DTC tendering Notes, which are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Offer to Purchase, and that the Offeror may enforce such agreement against such participant.

        Holders desiring to tender Notes on the Early Tender and Price Determination Date or Expiration Date, as applicable, should also note that such holders must allow sufficient time for completion of the ATOP procedures during the normal business hours of DTC on that date.

        Tender of Notes Held Through Euroclear or Clearstream.    To tender Notes held through Euroclear or Clearstream, holders must either (a) comply with the procedures established by Euroclear or Clearstream, as applicable, for the Offers by delivering a "Tender Instruction" as described below or (b) arrange for the Notes to be held through a DTC participant and comply with the procedures specified above for Notes held through DTC. All transfers effected through Euroclear or Clearstream will be co-ordinated by the Depositary and Tender Agent.

        Holders tendering Notes via Euroclear or Clearstream must send an electronic tender instruction via Swift (a "Tender Instruction") to Euroclear or Clearstream according to their normal procedures. By sending a Tender Instruction:

(1)
the holder will be deemed to have agreed to participate in the Offer for such Notes pursuant to the Offer to Purchase and to make, represent and acknowledge each of the agreements, representations and acknowledgements set forth herein with respect to the Notes tendered pursuant to the Tender Instruction; and

(2)
the direct account holder authorizes Euroclear or Clearstream, as the case may be, to block its account with respect to all of the Notes tendered pursuant to the Tender Instruction, to debit its account for all of the Notes tendered pursuant to the Tender Instruction and to disclose its name, telephone number, facsimile number and holdings to the Tender Agent and the Offeror.

        Holders desiring to tender Notes on the Early Tender and Price Determination Date or Expiration Date, as applicable, should also note that such holders must allow sufficient time for completion of the Tender Instruction procedures of Euroclear and Clearstream.

        Book-Entry Transfer.    The Depositary and Tender Agent will seek to establish a new account or utilize an existing account with respect to the Notes at DTC, Euroclear and Clearstream (each a "Book-Entry Transfer Facility") promptly after the date of this Offer to Purchase (to the extent such arrangements have not been made previously by the Depositary and Tender Agent), and any financial institution that is a participant in the Book-Entry Transfer Facility system and whose name appears on a security position listing as the owner of the Notes may make book-entry delivery of Notes by causing the Book-Entry Transfer Facility to transfer such Notes into the Depositary and Tender Agent's account in accordance with the Book-Entry Transfer Facility's procedures for such transfer.

        Although delivery of Notes may be effected through book-entry transfer into the Depositary and Tender Agent's account at a Book-Entry Transfer Facility, an Agent's Message and Tender Instruction acknowledging acceptance of the terms of the Offer to Purchase, and any other required documents, must, in any case, be received by the Depositary and Tender Agent at one of the addresses set forth on the back cover of this Offer to Purchase on or prior to the Early Tender and Price Determination Date or Expiration Date, as applicable. The confirmation of a book-entry transfer of Notes into the Depositary and Tender Agent's account at a Book-Entry Transfer Facility as described above is referred to herein as a "Book-Entry Confirmation". Delivery of an acceptance of an Offer through ATOP or a Tender Instruction, as the case may be, to the Book-Entry Transfer Facility in accordance with such

Book-Entry Transfer Facility's procedures does not constitute delivery to the Depositary and Tender Agent until such acceptance is received by the Depositary and Tender Agent.

        Determination of Validity.    All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tendered Notes pursuant to any of the procedures described above and the form and validity (including time of receipt of notices of withdrawal) of all documents will be determined by the Offeror, in its sole discretion, which determination will be final and binding. The Offeror reserves the absolute right to reject any or all tenders of any Notes determined by it not to be in proper form or if the acceptance of or payment for such Notes may, in the opinion of the Offeror's counsel, be unlawful. The Offeror also reserves the absolute right, in its sole discretion, to waive or amend any condition to any Offer that it is legally permitted to waive or amend and waive any defect or irregularity in any tender with respect to Notes of any particular holder, whether or not similar defects or irregularities are waived in the case of other holders.

        The Offeror's interpretation of the terms and conditions of each Offer will be final and binding.

        Compliance with "Short Tendering" Rule.    It is a violation of Rule 14e-4 (promulgated under the Exchange Act), for a person, directly or indirectly, to tender Notes for his own account unless the person so tendering (i) has a "net long position" (as defined in Rule 14e-4(a)(1)) equal to or greater than the aggregate principal amount or principal amount at maturity, as applicable, of the Notes being tendered and (ii) will cause such Notes to be delivered in accordance with the terms of the Offer. Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person.

        A tender of Notes in an Offer under any of the procedures described above will constitute a binding agreement between the tendering holder and the Offeror with respect to that Offer upon the terms and subject to the conditions of that Offer in effect on the Acceptance Date, including the tendering holder's acceptance of the terms and conditions of that Offer, as well as the tendering holder's representation and warranty that (i) such holder has a net long position in the Notes being tendered pursuant to that Offer within the meaning of Rule 14e-4 under the Exchange Act and (ii) the tender of such Notes complies with Rule 14e-4.

        No tender will be deemed to have been validly made until all defects or irregularities in such tender have been cured or waived. None of the Offeror, the Dealer Manager, the Depositary and Tender Agent, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any tender of any Notes or notice of withdrawal or will incur any liability for failure to give any such notification.

        PLEASE SEND ALL MATERIALS TO THE DEPOSITARY AND TENDER AGENT AND NOT TO THE DEALER MANAGER.

8.    Withdrawal Rights

        Notes tendered prior to the Early Tender and Price Determination Date may be validly withdrawn at any time on or prior to the Early Tender and Price Determination Date. Unless otherwise required by law, holders of Notes who have tendered Notes in an Offer prior to the Early Tender and Price Determination Date may not withdraw their tendered Notes after the Early Tender and Price Determination Date. Notes tendered after the Early Tender and Price Determination Date may not be withdrawn. Notes tendered during the first stage (on or prior to the Early Tender and Price Determination Date) at a price above the Purchase Price must be re-tendered during the second stage by a holder who wishes to participate in an Offer.

        Holders who wish to exercise their right of withdrawal with respect to an Offer must specify the name and the number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Notes and must otherwise comply with the Book-Entry Transfer Facility's procedures or the procedures of their broker, dealer, commercial bank, trust company or other nominee, as applicable. Withdrawals of tendered Notes may not be rescinded and any Notes withdrawn will thereafter be deemed not validly tendered for purposes of an Offer. However, validly withdrawn Notes may be re-tendered by following the procedures therefor described elsewhere in this Offer to Purchase at any time on or prior to the Expiration Date.

        All questions as to the form and validity (including time of receipt) of any delivery or revocation of a tendered Note will be determined by the Offeror, in its sole discretion, which determination shall be final and binding. None of the Offeror, the Trustee, the Depositary and Tender Agent, the Dealer Manager, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in any delivery or revocation of a tendered Note or incur any liability for failure to give any such notification.

        If the Offeror is delayed in its acceptance for purchase of, or payment for, any Notes or is unable to accept for purchase or pay for Notes pursuant to an Offer for any reason, then, without prejudice to the Offeror's rights hereunder, tendered Notes may be retained by the Depositary and Tender Agent on behalf of the Offeror and may not be validly withdrawn (subject to Rule 14e-1 under the Exchange Act, which requires that an offeror pay the consideration offered or return the securities deposited by or on behalf of the holders thereof promptly after the termination or withdrawal of a tender offer).

9.    Source and Amount of Funds

        The Offeror intends to purchase in the Offer the largest aggregate principal amount of Notes possible (including accrued and unpaid interest and any Early Tender Payments) for up to €140 million. The Offeror intends to fund up to €90 million of such amount with equity contributions from its shareholders (or their affiliates). The remainder (up to €50 million) will be funded either by contributions from shareholders (or their affiliates) or short-term loans from banks. If the Required Amendments and Waivers are obtained, the Offeror will complete the Proposed Recapitalization in early January 2003 in which, among other things, Cableuropa will borrow up to €50 million under its Senior Bank Credit Facility and purchase all or substantially all of the Purchased Notes from the Offeror for up to €50 million in cash and up to €100 million in the form of the Offeror Loan. For more information about the Proposed Recapitalization, see Item 4., "Proposed Recapitalization".

10.  Conditions to the Offers

        Notwithstanding any other provision of an Offer the Offeror will not be required to accept for purchase, or to pay for, Notes tendered pursuant to such Offer and may terminate, extend or amend such Offer and may (subject to Rule 14e-1 under the Exchange Act, which requires that an offeror pay the consideration offered or return the securities deposited by or on behalf of the holders thereof promptly after the termination or withdrawal of a tender offer) postpone the acceptance for purchase of, and payment for, Notes so tendered if, on or prior to the Expiration Date, the satisfaction or waiver of any of the following shall not have occurred with respect to such Offer: (i) the Minimum Tender Condition; (ii) the Aggregate Minimum Tender Condition; (iii) the Bank Consent Condition; and (iv) the General Conditions.

        Minimum Tender Condition.    The Minimum Tender Condition refers to the requirement that there be validly tendered and not validly withdrawn at least €10 million in aggregate principal amount of each series of Notes.

        Aggregate Minimum Tender Condition.    The Aggregate Minimum Tender Condition refers to the requirement that there be validly tendered and not validly withdrawn Notes, regardless of series, in aggregate principal amount of at least €325 million.

        Bank Consent Condition.    The Bank Consent Condition refers to the satisfaction of two requirements (the "Required Amendments and Waivers"):

  (i)
  that Cableuropa's Senior Bank Credit Facility be amended in a manner which would relax certain financial covenants in future periods based on a revised business plan; and

  (ii)
  that the senior lenders grant waivers with respect to certain elements of the Senior Bank Credit Facility that would allow the ONO Group to complete the Proposed Recapitalization. These waivers include the following:

  •
  a waiver permitting Cableuropa to borrow up to €50 million under the Senior Bank Credit Facility and to use the proceeds to partially fund the purchase of the Market Notes and the Tender Notes from the Offeror in connection with the Proposed Recapitalization;

  •
  a waiver permitting Cableuropa to borrow up to €100 million from the Offeror pursuant to the Offeror Loan;

  •
  a waiver permitting Cableuropa to purchase all or substantially all of the Market Notes and the Tender Notes and to subsequently sell all or substantially all of the Market Notes and the Tender Notes to the Issuer at face value in exchange for a reduction in the Multi-Borrower Credit Facilities in an equal principal amount;

  •
  a waiver permitting Cableuropa to make interest payments under the Offeror Loan; and

  •
  a waiver permitting Cableuropa to amend each of the Multi-Borrower Credit Facilities to permit the Proposed Recapitalization and to increase interest rate margins to compensate for the decrease in outstanding principal amount.

        The Offeror and Cableuropa shall, in their sole discretion, retain the right to determine that the Bank Consent Condition has not been satisfied if the Required Amendments and Waivers are made conditional upon other amendments to the Senior Bank Credit Facility.

        General Conditions.    The General Conditions will be deemed to be satisfied with respect to an Offer on the Expiration Date of the Offer, unless one or more of the following events occurs on or after the date of this Offer to Purchase and on or prior to that Expiration Date:

  (a)
  there shall have been instituted, threatened or be pending any action or proceeding before or by any court, governmental, regulatory or administrative agency or instrumentality, or by any other person, in connection with the Offer, that is, or is reasonably likely to be, in the sole judgment of the Offeror, materially adverse to the business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects of the ONO Group, or which would or might, in the sole judgment of the Offeror, prohibit, prevent, restrict or delay consummation of the Offer;

  (b)
  there shall have occurred any development which would, in the sole judgment of the Offeror, materially adversely affect the business of the ONO Group;

  (c)
  an order, statute, rule, regulation, executive order, stay, decree, judgment or injunction shall have been proposed, enacted, entered, issued, promulgated, enforced or deemed applicable by any court or governmental, regulatory or administrative agency or instrumentality that, in the sole judgment of the Offeror, would or might prohibit, prevent, restrict or delay consummation of the Offer, or that is, or is reasonably likely to be, materially adverse to the business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects of the ONO Group;

  (d)
  there shall have occurred or be likely to occur any event affecting the business or financial affairs of the ONO Group, that, in the sole judgment of the Offeror, would or might prohibit, prevent, restrict or delay consummation of the Offer;

  (e)
  a Trustee under any of the indentures for the Notes shall have objected in any respect to or taken any action that could, in the sole judgment of the Offeror, adversely affect the consummation of the Offer, or the Proposed Recapitalization or shall have taken any action that challenges the validity or effectiveness of the procedures used by the Offeror in the making of the Offer or the Proposed Recapitalization or the acceptance of, or payment for, the Notes; or

  (f)
  there shall have occurred (i) any general suspension of, or limitation on prices for, trading in securities in Spanish or U.S. securities or financial markets, (ii) any significant change in the price of the Notes, (iii) a material impairment in the trading market for debt securities, (iv) a declaration of a banking moratorium or any suspension of payments in respect to banks in Spain or the United States, (v) any limitation (whether or not mandatory) by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, or other event that, in the reasonable judgment of the Offeror, might affect the extension of credit by banks or other lending institutions, (vi) a commencement of a war, armed hostilities, act of terrorism or other national or international calamity directly or indirectly involving Spain or the United States, or (vii) in the case of any of the foregoing existing on the date hereof, a material acceleration or worsening thereof.

        The conditions to each Offer, including the Bank Consent Condition, are for the sole benefit of the Offeror and may be asserted by the Offeror in its sole discretion regardless of the circumstances giving rise to such conditions or may be waived by the Offeror, in whole or in part, in its sole discretion, whether or not any other condition of an Offer also is waived. The Offeror has not made a decision as to what circumstances would lead it to waive any such condition, and any such waiver would depend on circumstances prevailing at the time of such waiver. Any determination by the Offeror concerning the events described in this section shall be wholly at the discretion of the Offeror and shall be final and binding upon all persons.

11.  Expiration Date; Extension; Waiver; Amendment; Termination

        Notes held through DTC must be tendered prior to 5:00 p.m., New York City time, and Notes held through Euroclear and Clearstream must be tendered prior to 11:00 a.m., London time, on the Expiration Date in order to be eligible to receive the Purchase Price. Notes held through DTC must be tendered prior to 5:00 p.m., New York City time, and Notes held through Euroclear and Clearstream must be tendered prior to 11:00 a.m., London time, on the Early Tender and Price Determination Date in order to receive the Early Tender Payment in addition to the Purchase Price. Unless extended or modified, the Expiration Date is expected to be December 19, 2002 and the Early Tender and Price Determination Date is expected to be December 4, 2002.

        Subject to applicable law and the terms and conditions set forth in this Offer to Purchase, the Offeror expressly reserves the right to extend any Offer on a daily basis or for such period or periods as it may determine in its sole discretion from time to time. During any extension of an Offer, all Notes previously tendered and not accepted for purchase will remain subject to the Offer and may, subject to the terms and conditions to the Offer, be accepted for purchase by the Offeror.

        If the Offeror extends an Offer or if for any reason the acceptance for payment of, or (whether before or after any Notes have been accepted for purchase) the payment for, Notes is delayed or if the Offeror is unable to accept for payment or pay for Notes pursuant to the Offer, then, without prejudice to the Offeror's rights under the Offer, tendered Notes may be retained by the Depositary and Tender Agent on behalf of the Offeror and may not be withdrawn (subject to Rule 14e-1(c) under the

Exchange Act, which requires that an offeror pay the consideration offered or return the securities deposited by or on behalf of the investor promptly after the termination or withdrawal of a tender offer).

        Subject to applicable law and the terms and conditions set forth in this Offer to Purchase, the Offeror expressly reserves the right to (i) waive any condition to any Offer or (ii) amend any of the terms of any Offer. Any waiver of any condition or amendment to an Offer or related will apply to all Notes tendered pursuant to that Offer, regardless of when, in what order or at what price such Notes were tendered. If the Offeror makes a material change in the terms of an Offer or information concerning an Offer or if it waives a material condition of an Offer, the Offeror may disseminate additional Offer materials and may hold the Offer open, and, if necessary, extend the Expiration Date, to the extent required or permitted by law.

        The Offeror expressly reserves the right, in its sole discretion, to terminate any Offer if any of the conditions set forth above under "Conditions to the Offers" shall have occurred. In the event the Offeror shall terminate an Offer, it shall give immediate notice thereof to the Depositary and Tender Agent, and all Notes theretofore tendered and not accepted for payment will be returned promptly to the tendering holders thereof. In the event that an Offer is withdrawn or otherwise not completed, the Purchase Price (and Early Tender payment, if applicable) for that Offer will not be paid or become payable to holders of the Notes who have validly tendered their Notes in connection with the Offer. See "Conditions to the Offers" and "Withdrawal of Tenders."

        Any extension, amendment or termination of an Offer by the Offeror will be followed as promptly as practicable by an announcement thereof. Without limiting the manner in which the Offeror may choose to make such announcement, the Offeror will not, unless otherwise required by law, have any obligation to advertise or otherwise communicate any such announcement other than by making a release to the Dow Jones News Service or Bloomberg LP.

12.  Certain U.S. Federal Income Tax Considerations

        Introduction.    The following summary is for general information only and is based on the U.S. Internal Revenue Code of 1986, as amended to the date hereof (the "Code"), court decisions, administrative pronouncements and existing and proposed Treasury Regulations, changes to any of which subsequent to the date of this Offer may affect the tax consequences described herein. This summary does not discuss all aspects of U.S. federal income taxation which may be important to particular holders in light of their individual investment circumstances or to certain types of holders subject to special tax rules (e.g., dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, banks, life insurance companies, tax-exempt organizations, persons owning (directly, indirectly or by attribution) 10% or more of the outstanding share capital or voting stock of the Issuer, persons owning Notes as part of a straddle, hedging, conversion or constructive sale transaction, or persons whose functional currency is not the U.S. dollar), nor does it address specific state, local, foreign or other tax consequences. This summary assumes that holders are "U.S. Holders" (as defined below) and have held their Notes as "capital assets" (generally property held for investment) and that the Notes were not issued with original issue discount.

        For purposes of this section, a "U.S. Holder" means a beneficial owner of Notes who is (i) a citizen or resident of the United States for U.S. federal income tax purposes; (ii) a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or any state or political subdivision thereof; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; (iv) a trust if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons (as defined in the Code) have the authority to control all of its substantial decisions or a trust that has made a valid election under applicable U.S. Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes, or (v) a partnership to the extent the interests therein are held by any of the foregoing. If a partnership holds Notes, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If a U.S. Holder is a partner in a partnership that holds Notes, the Holder is urged to consult its own tax advisor regarding the specific U.S. federal income tax consequences of owning and disposing of the Notes. The following summary (except where otherwise expressly noted) applies equally to U.S. Holders of Dollar Notes and U.S. Holders of Euro Notes for U.S. federal income tax purposes.

        Holders considering tendering Notes should consult their own tax advisors concerning the U.S. federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any state, local, foreign or other taxing jurisdiction.

        Payment of Interest on the Notes.    Interest paid on a Note will be taxable to a U.S. Holder as ordinary interest income at the time it is received or accrued, depending on the U.S. Holder's regular method of accounting for U.S. federal income tax purposes. Interest paid on the Note will be foreign source income, and with certain exceptions, will be treated as "passive" income or in the case of certain holders, "financial services" income, for purposes of computing the U.S. Holder's foreign tax credit allowable under U.S. federal income tax laws.

        In the case of a Note denominated in euro, a U.S. Holder that uses the cash method of accounting for tax purposes will realize interest income equal to the U.S. dollar value of the interest payment, based on the exchange rate on the date of receipt, regardless of whether the payment in fact is converted into U.S. dollars. A U.S. Holder that uses the accrual method of accounting for tax purposes, or who otherwise is required to accrue interest prior to receipt, will accrue interest income on the Note in euros and translate that amount into U.S. dollars at the average exchange rate in effect during the interest accrual period (or, with respect to an accrual period that spans two taxable years, at the average rate for the partial period with the U.S. Holder's taxable year). Alternatively, an accrual basis holder may make an election (which must be applied consistently to all debt instruments from year to year and may not be revoked without the consent of the U.S. Internal Revenue Service) to translate accrued interest income at the spot rate of exchange on the last day of the accrual period (or the last day of the taxable year in the case of a partial accrual period), or at the spot rate on the date or receipt, if that date is within five business days of the last day of the accrual period. A U.S. holder that uses the accrual method of accounting for U.S. federal income tax purposes will recognize foreign currency gain or loss if the exchange rate in effect on the date the payment is received differs from the rate applicable to a previous accrual of that interest. This foreign currency gain or loss will be treated as ordinary income or loss, and generally will not be treated as an adjustment to interest income or expense.

        Tenders of Notes.    The receipt by a U.S. holder of cash consideration for Notes tendered pursuant to the Offer will generally be a taxable transaction for U.S. federal income tax purposes. Accordingly, a U.S. Holder generally will recognize gain (subject to the market discount rules described below) or loss for U.S. federal income tax purposes equal to the difference between the U.S. dollar value of the amount of the consideration received upon tendering its Notes and such holder's adjusted tax basis (as described below) in such Notes.

        A U.S. Holder's adjusted tax basis in the Dollar Notes generally will be the purchase price of the Dollar Notes (and in the case of Notes denominated in euro, the adjusted tax basis will equal to the U.S. dollar value of the foreign currency amount paid for the Notes denominated in euro determined on the date of purchase), increased by any market discount previously included in the U.S. Holder's gross income, and decreased by any bond premium previously amortized and any principal payments previously received. Because the Notes denominated in euro are traded on an established securities market, a cash basis U.S. Holder (or an accrual basis U.S. Holder that made a special election) will determine the U.S. dollar value of the cost of the Notes denominated in euro by translating the amount of the foreign currency paid for the Notes denominated in euro at the spot rate on the settlement date of the purchase. In addition, upon the tender of its Notes denominated in euro, a cash basis taxpayer (and if it elects, an accrual basis taxpayer) will determine the U.S. dollar equivalent of the amount realized by translating that amount at the spot rate on the settlement date of the sale of the Notes denominated in euro. If an accrual method taxpayer makes such an election, the election must be applied consistently to all debt instruments from year to year and may not be changed without the consent of the U.S. Internal Revenue Service.

        Except as discussed in the following paragraph with respect to changes in currency exchange rates in the case of a Note denominated in euro, any gain or loss recognized by the U.S. Holder of a Note generally will be capital gain or loss, and will be long-term capital gain or loss if such Note was held for more than one year, except that such gain may be subject to tax as ordinary income to the extent attributable to accrued and unpaid interest or market discount. The deductibility of capital losses is subject to significant limitations. If the U.S. Holder is an individual, any capital gain generally will be subject to U.S. federal income tax at preferential rates if specified minimum holding periods are met. Although the treatment of the Early Tender Payment for U.S. federal income tax purposes is unclear, the Offeror intends to take the position that the Early Tender Payment received (including any applicable withholding taxes paid by the Offeror) should be treated as part of the consideration paid in exchange for a U.S. Holder's tender of its Notes. Nevertheless, it is possible that the Early Tender Payment received might be treated by the U.S. Internal Revenue Service as an incentive payment which could be taxable as ordinary income to the Holder (rather than as sale proceeds).

        Any gain or loss realized by the U.S. Holder of a Note denominated in euro that is attributable to fluctuations in currency exchange rates will be ordinary income or loss which will not be treated as interest income or expense. Gain or loss attributable to fluctuations in exchange rates will equal the difference between the U.S. dollar value of the foreign currency purchase price of the Note denominated in euro determined on the date such payment in respect thereof is received or the Note denominated in euro is disposed of and the U.S. dollar value of the foreign currency purchase price of the Note denominated in euro, determined on the date the U.S. Holder acquired the Note denominated in euro. Such foreign currency gain or loss will be recognized only to the extent of the total gain or loss realized by the U.S. Holder on the disposition of the Note denominated in euro.

        Market Discount.    If a U.S. Holder purchased Notes after their original issuance for an amount that was less than the stated redemption price of the Notes at maturity, the amount of the difference will be treated as "market discount" for U.S. federal income tax purposes. A U.S. Holder of Notes generally will be required to treat any partial principal payment on, or any gain recognized on the disposition of, the Notes pursuant to the Offer as ordinary interest income to the extent of the market discount which has not previously been included in income and is treated as having accrued on the Notes at the time of the disposition. No part of such accrued market discount will be treated as exchange gain or loss. Any market discount will be considered to accrue on a straight-line basis during the period from the date of acquisition to the maturity date of the Note, unless the U.S. Holder elects to accrue market discount on a constant interest method.

        If a U.S. Holder holds Notes denominated in euro with market discount, market discount will be determined in euros. Accrued market discount that a U.S. Holder of Notes denominated in euro has elected to include in current income for any accrual period will be translated into U.S. dollars at the average exchange rate in effect during each interest accrual period or, with respect to an interest accrual period that spans two taxable years, at the average rate (or other rate elected by the U.S. Holder) applicable to each partial period within the U.S. Holder's taxable year (determined on the basis of the rate applicable to the full year). Exchange gain or loss with respect to the accrued market discount will be determined upon the receipt of any partial principal payment or upon the sale of the Notes denominated in euro in accordance with the above rules. A U.S. Holder that uses the accrual method of accounting for tax purposes will recognize foreign currency gain or loss if the exchange rate in effect on the date the payment is received differs from the rate applicable to a previous accrual of that interest. This foreign currency gain or loss will be treated as U.S. source ordinary income or loss, and generally will not be treated as an adjustment to interest income or expense. U.S. Holders are urged to consult their own tax advisors with regard to the application of the market discount rules to their particular situations.

        Bond Premium.    A U.S. Holder who purchased any Notes for an amount greater than the principal amount at its maturity, will be considered to have purchased the Notes at a "bond premium" equal to the excess, and may elect (in accordance with applicable Code provisions) to amortize the bond premium on a constant yield method over the remaining term of the Notes. If no election to amortize bond premium is made, the bond premium will decrease the gain or increase the loss otherwise recognized on the taxable disposition of the Notes.

        In the case of any Notes denominated in euro acquired with bond premium, such premium will be determined in euros and will reduce interest income or expense in euros. A U.S. Holder of Notes denominated in euro who has elected to amortize bond premium will recognize exchange gain or loss equal to the difference between the U.S. dollar value of the bond premium with respect to a given period, determined on the date the interest attributable to such period is received, and the U.S. dollar value of the bond premium, amortized during the period, determined on the date of the acquisition of the Notes denominated in euro. U.S. Holders are urged to consult their own tax advisors with regard to the application of the bond premium rules to their particular situations.

        Exchange of Currency Other than U.S. Dollars.    A U.S. Holder's tax basis in foreign currency received as consideration for the tender of a Note will equal the U.S. dollar value of that currency at the time of the disposition of the Note. Any gain or loss realized on any subsequent sale or other disposition of foreign currency, including foreign currency exchanged for U.S. dollars, generally will be U.S. source ordinary income or loss.

        Backup Withholding and Information Reporting.    Each tendering U.S. Holder may be required to comply with applicable certification requirements to avoid imposition of withholding taxes. A backup withholding tax at a current rate of 30% generally will not apply to the receipt of consideration for Notes tendered pursuant to the Offer unless the U.S. Holder (i) fails to provide a correct taxpayer identification number or certify under penalties of perjury that it is not subject to withholding, (ii) has underreported reportable interest or dividend payments, or (iii) does not otherwise establish an exemption.

        Any amounts withheld under the backup withholding rules will be refunded (or credited against the beneficial owner's U.S. federal income tax liability, if any), provided the required information is furnished to the U.S. Internal Revenue Service.

13.  Certain U.K. Income Tax Considerations

        The following is a summary of certain aspects of the United Kingdom taxation consequences of the disposal of the Notes by way of tender back to the Offeror following acceptance of the Offer. It is intended as a general guide only, and is based on current United Kingdom legislation and U.K. Inland Revenue published practice, both of which are subject to change. It relates only to the position of a Holder who is resident or, in the case of an individual, ordinarily resident in the United Kingdom for United Kingdom tax purposes, who is an absolute beneficial owner of Notes who is not connected with the Issuer for the purposes of the UK Income and Corporation Taxes Act 1988, and who owns those Notes as an investment (a "U.K. Holder"). It may not apply to certain classes of Holders such as dealers. If Holders are in any doubt as to their tax position or are or may be subject to taxation in any jurisdiction other than the United Kingdom, they should consult their own professional adviser.

Taxation of Purchase Price Received by the Holder—U.K. Corporation Tax Payers

        In general, U.K. Holders that are within the charge to U.K. corporation tax will be charged to tax on all returns on and fluctuations in value of the Notes broadly in accordance with their statutory accounting treatment. Such U.K. Holders will generally be charged to tax in each accounting period by reference to interest accrued in that period and any profit or loss which, in accordance with such Holders' authorized accounting method, is applicable to that period. It is expected that any payment in respect of accrued interest and any profit or loss arising from either or both the Early Tender Payment and the Purchase Price would be taxed according to such accounting method.

Taxation of Purchase Price Received by the Holder—Other U.K. Tax Payers

        Accrued Interest Income Received.    A Noteholder who is resident or ordinarily resident in the United Kingdom for United Kingdom taxation purposes or who carries on a trade in the United Kingdom through a branch or agency to which a Note is attributable (and is not within the charge to corporation tax) is assessable to United Kingdom income tax on the interest payable on the Notes and may be liable to pay tax or entitled to relief from tax under the Accrued Income Scheme. Where this applies, such a transferor is assessable with respect to a sum equal to the amount of interest accrued on a security to the date of transfer. A Noteholder who is so assessable to United Kingdom income tax may, therefore, be subject to income tax in respect of the sterling equivalent of the gross amount paid to it by the Offeror with respect to accrued interest.

        Disposal of Notes—Taxation of Chargeable Gains.    It is expected that both the Early Tender Payment and the Purchase Price would form part of the disposal proceeds of the Notes for most tax purposes.

        Except for the purposes of taxpayers liable to corporation tax, the Notes should not constitute "qualifying corporate bonds" within the meaning of section 117 of the Taxation of Chargeable Gains Act 1992. Accordingly, a disposal by a U.K. Holder not liable to corporation tax of a holding of Notes may give rise to a chargeable gain or an allowable loss for the purposes of U.K. taxation of chargeable gains. In calculating any gain or loss on such a disposal of a Note, sterling values are used. Consequently, a chargeable gain or allowable loss can arise even where the foreign currency amount received on disposal is less than or the same as the amount paid for a Note. An amount received by a Holder in respect of accrued but unpaid interest on the Notes and properly taxable as income is not generally treated as consideration when computing the amount of any gain (or loss) on disposal of such Notes under UK legislation on the taxation of changeable gains.

        Stamp Duty and Stamp Duty Reserve Tax.    A Holder will not be liable to pay U.K. stamp duty or stamp duty reserve tax on a transfer of Notes to the Offeror.

14.  Certain Spanish Income Tax Considerations

        Introduction.    The following is a summary of certain aspects of the Spanish taxation consequences of the disposal of the Notes by way of a tender back to the Offeror following acceptance of the Offer. The following comments are for general information only and are based on the Spanish legislation currently in force.

        This summary does not discuss all aspects of Spanish taxation which may be relevant to particular Holders in light of their individual investment circumstances or to certain types of Holders subject to special tax rules. It relates only to the position of a Holder who is resident in Spain for tax purposes and who is an absolute beneficial owner of Notes.

        If Holders are in any doubt as to their tax position or are or may be subject to taxation in any jurisdiction other than Spain, they should consult their own professional adviser.

        Tenders of Notes.    Potential Spanish tax consequences may vary between Spanish resident individuals and entities.

  (A)
  Spanish resident individuals

  The receipt by a Spanish resident individual of cash consideration for Notes tendered pursuant to the Offer will be a taxable transaction for Spanish personal income tax purposes.

  Accordingly, the Holder will obtain a profit or loss computed as the difference between the amount of the consideration received upon tendering its Notes and such Holder's acquisition cost of the Note. Such profit or loss would qualify as financial income ("rendimiento del capital mobiliaro") and would be taxed accordingly.

  (B)
  Spanish resident entities (corporate income taxpayers)

  The receipt of cash consideration for Notes tendered pursuant to the Offer will be a taxable transaction for Spanish corporate income tax purposes.

  Accordingly, the Holder will recognize income or loss computed as the difference between the amount of the consideration received upon tendering its Notes and such Holder's adjusted tax basis in such Notes. The adjusted tax basis in a Note generally equals the cost of the Note for such Holder.

  (C)
  Stamp Duty

  Spanish Stamp Duty will not be imposed as a result of the transfer of Notes to the Offeror.

15.  The Dealer Manager, Depositary and Tender Agent, and Information Agent

        Dealer Manager.    UBS Warburg has been retained as dealer manager in connection with the Offers. In its capacity as Dealer Manager, UBS Warburg may contact holders regarding the Offers and may request brokers, dealers and other nominees to forward this Offer to Purchase and related materials to beneficial owners of Notes.

        Pursuant to a dealer manager agreement, the Offeror has agreed to pay the Dealer Manager a fee for its services as a dealer manager in connection with the Offers. In addition, the Offeror will reimburse the Dealer Manager for its reasonable out-of-pocket expenses. The Offeror has agreed to indemnify UBS Warburg against certain liabilities under federal or state law or otherwise caused by, relating to or arising out of the Offer and its engagement as Dealer Manager.

        The Dealer Manager, in the ordinary course of its business, may make a market in the Notes and, as a result, from time to time the Dealer Manager may hold long or short positions in the Notes for its own account or for the accounts of customers and may be a purchaser or seller of the Notes in the secondary market at any time.

        The Dealer Manager and its affiliates have engaged, and may in the future engage, in commercial banking transactions with and have provided and may in the future provide investment banking services to the Offeror, Cableuropa and their affiliates, for which they have received customary fees. In addition, certain affiliates of the Dealer Manager have acquired Notes in open market transactions in the ordinary course of business. These holdings currently are equal to approximately 2% of the outstanding Notes. UBS (Luxembourg) S.A. is also a lender under Cableuropa's Senior Bank Credit Facility. In relation to the Required Amendments and Waivers, UBS (Luxembourg) S.A. intends to vote its participation in the Senior Bank Credit Facility in direct proportion to the votes of the other lenders thereunder.

        The Depositary and Tender Agent and the Information Agent.    The Offeror has retained JPMorgan Chase Bank to act as the Depositary and Tender Agent and D.F. King to act as the Information Agent

in connection with the Offers. All deliveries, correspondence and questions sent or presented to the Depositary and Tender Agent or the Information Agent relating to the Offers should be directed to the addresses or telephone numbers set forth on the back cover of this Offer to Purchase.

        The Offeror will pay the Depositary and Tender Agent and the Information Agent reasonable and customary compensation for their services in connection with the Offers. The Offeror will indemnify the Depositary and Tender Agent and the Information Agent against certain liabilities under applicable law.

        Requests for information or additional copies of this Offer to Purchase should be directed to the Information Agent.

16.  Solicitation

        Directors, managers, officers and regular employees of the Offeror and its affiliates (who will not be specifically compensated for such services), the Information Agent and the Dealer Manager may contact holders by mail, telephone, telex or telegraph regarding the Offers and may request brokers, dealers and other nominees to forward this Offer to Purchase and related materials to beneficial owners of Notes.

17.  Fees and Expenses

        Tendering holders of Notes will not be obligated to pay brokers' fees or commissions of the Dealer Manager or transfer taxes on the purchase of Notes by the Offeror pursuant to the Offers. The Offeror will pay all fees and expenses of the Dealer Manager, the Depositary and Tender Agent and the Information Agent in connection with the Offers.

        Brokers, dealers, commercial banks and trust companies will be reimbursed by the Offeror for customary mailing and handling expenses incurred by them in forwarding material to their customers. The Offeror will not pay any fees or commissions to any broker, dealer or other person (other than the Dealer Manager and the Depositary and Tender Agent) in connection with the solicitation of tenders of Notes.

18.  Miscellaneous

        The Offeror is not aware of any jurisdiction where the making of the Offers is not permitted by or in compliance with the laws of such jurisdiction. If the Offeror becomes aware of any jurisdiction where the making of the Offers would not be in compliance with such laws, the Offeror will make a good faith effort to comply with any such laws or seek to have such laws declared inapplicable to the Offers. If, after such good faith effort, the Offeror cannot comply with any such applicable laws, an Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Notes residing in such jurisdiction.

        The Board of Directors of the Issuer makes no recommendation with respect to the Offers.

        The Offeror accepts responsibility for the accuracy and completeness of the information contained in this Offer to Purchase, other than as provided herein.

        No person has been authorized to give any information or make any representation on behalf of the Offeror that is not contained in this Offer to Purchase, and, if given or made, such information or representation should not be relied upon. None of the Offeror or its shareholders, the Depositary and Tender Agent, the Dealer Manager, the Information Agent or any of their affiliates make any representation to any holder as to whether or not to tender such holder's Notes. Holders must make their own decision as to whether to tender Notes.

November 20, 2002	GRUPO CORPORATIVO ONO, S.A.

Appendix A

Questions and Answers Relating to the Offers

        The following discussion is intended to serve as a guide to certain questions you might have with respect to the Offers. This discussion is qualified in its entirety by the body of the Offer to Purchase. For a complete description of the Offers please see the body of the Offer to Purchase.

Who is the Offeror and how is it funding the tender offer?

        The Offers are being made by Grupo Corporativo ONO, S.A. ("GCO"), a Spanish company, which owns all of the outstanding share capital of Cableuropa, the principal guarantor of the Notes issued by ONO Finance Plc. GCO sits outside of the restricted group for the purposes of the Note indentures and outside of the borrower group for the ONO Group €800 million senior bank facility. The Offers will be funded by GCO through a combination of debt and equity.

Why are you making the Offers?

        We, GCO, are seeking to reduce the level of debt of the ONO Group to enhance its operating and financial flexibility and enable it to meet its strategic objectives.

What are the series and amounts sought in the Offers and the prices offered?

        We intend to purchase the largest aggregate principal amount of the Notes possible for up to €140 million, including accrued and unpaid interest and any Early Tender Payment. We will therefore allocate across the tranches on the basis of price, accrued and unpaid interest and any Early Tender Payment.

Series of Notes	Outstanding principal amount (m)	Min–Max sought (m)	Price range (per 1,000 principal)
13% senior notes due 2009	€125	€10–€62.5	€220–320
13% senior notes due 2009	$275	$10–$137.5	$220–320
14% senior notes due 2010	€200	€10–€100	€220–320
14% senior notes due 2011	€150	€10–€75	€220–320
14% senior notes due 2011	$200	$10–$100	$220–320

        Bids should be tendered in $5 per $1,000 or €5 per €1,000 integers.

How does the Modified Dutch Auction work?

        Under the "Modified Dutch Auction" procedure we will accept tenders in each Offer in the order of the lowest to highest tender price specified and will allocate across the tranches with the aim of buying the Maximum Principal Amount of Notes (together with accrued interest) for the €140 million available. Each series is a separate security and as such will be assigned a separate Purchase Price and a maximum amount on the Price Determination Date. The Offer will then be amended to a fixed price tender at the Purchase Price for 10 business days until the Expiration Date.

        If all the relevant conditions for the completion of the tender are met:

  •
  Holders who tender at a price below the Purchase Price will have all tenders accepted

  •
  Holders who tender at a price above the Purchase Price will have no tenders accepted

  •
  Holders who tender at the Purchase Price may be subject to proration (proration factors will differ across series)

A-1

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  Following the Early Tender Date holders can only tender at the Purchase Price and may be subject to proration

How have the Maximum Principal Amounts been determined?

        The Maximum Principal Amounts for each series have currently been set at 50% of the outstanding principal amount. However at the Early Tender and Price Determination Date the Offeror may at its discretion amend the Maximum Principal Amounts such that it is able to purchase the maximum principal amount of Notes possible for up to €140 million, including accrued and unpaid interest and any Early Tender Payment.

Why should I tender my Notes before the Early Tender Date?

        If your Notes are validly tendered to the Depositary and Tender Agent and not withdrawn prior to the Early Tender Payment deadline, you will be entitled to receive the Early Tender Payment of $5 per $1,000 or €5 per €1,000 principal for your Notes if the Offer is consummated. In addition, any holder who tenders his Notes following the Early Tender and Price Determination Date at the Purchase Price will not receive the Early Tender Payment and may be subject to pro ration.

        The Early Tender and Price Determination Date has been set to minimize the impact of the tender process running into the Christmas holiday period. This permits clarity before year end for both Noteholders and the Offeror.

How does proration work?

        All Notes tendered at the Purchase Price may be prorated. Any holder tendering Notes at the Purchase Price AND eligible for the Early Tender Payment will have the Early Tender Payment pro rated at the same pro ration factor as the series of Notes they have tendered.

What are the most significant conditions of the Offers?

        Our obligation to accept for payment any validly tendered and not withdrawn Notes is conditioned, among other things on,

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  Minimum tender condition of at least €10 million per series

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  Aggregate minimum tender condition of at least €325 million

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  The Bank Consent condition—the receipt of amendments and waivers from the banks in the syndicate of the €800 million senior bank facility which would amend, inter alia, certain financial covenants in future periods

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  General conditions contained in the Offer to Purchase.

How long do I have to decide to tender my Notes in the Offers?

        To receive the Early Tender Payment, you will have until 5:00 p.m., New York City time or 11:00 a.m. London time on Wednesday 4th December, 2002 to tender your Notes and meet the Early Tender and Price Determination Date. However if you do not wish to receive the Early Tender Payment and are prepared to risk pro ration you will have until 5:00 p.m., New York City time or 11:00 a.m. London time on the Expiration Date, Thursday December 19th, 2002, to tender your Notes, unless we extend the Offer.

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How do I tender my Notes?

        For you to validly tender Notes pursuant to the Offers, you must follow the instructions given by DTC with respect to its Automated Tender Offer Program ("ATOP") for Notes held in DTC and for Notes held in Euroclear and Clearstream, you should submit an electronic Tender Instruction via Swift, according to their normal procedures.

Do I have the right to withdraw my Notes?

        All tenders can be withdrawn until the Early Tender and Price Determination Date following the procedures outlined in the Offer to Purchase. After the Early Tender and Price Determination Date, tendered Notes cannot be withdrawn.

What are the tax implications of tendering my Notes?

        The tax implications are described in full in the Offer to Purchase.

When do I receive payment?

        Payment for the Notes will be made within three business days of the Acceptance Date of Friday, December 20, 2002. The Payment Date is currently anticipated to be Monday, December 23, 2002.

Who do I contact with questions concerning the Offer to Purchase?

        The Dealer Manager, UBS Warburg Ltd. can be contacted on +44 20 7568 7132 in the UK or +1 203 719 8035 in the US with any questions concerning the Tender Offer. All requests for documentation should be addressed to the Information Agent, D.F. King & Co., Inc on +1 212 269 5550 (Banks and Brokers), 0800 758 5880 (toll free in the US) or D.F. King (Europe) Ltd. +44 20 7920 9700 in the UK.

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        Any questions regarding procedures for tendering Notes or requests for additional copies of this Offer to Purchase may be directed to the Information Agent at its telephone numbers or addresses set forth below. You may also contact your broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offers is:

In the United States
D.F. King & Co., Inc.
77 Water Street, 20th Floor
New York, New York 10005
Banks and Brokers Call Collect:
+1 212 269 5550
All Others Call Toll Free (in the United States):
+1 800 758 5880	In Europe D.F. King (Europe) Limited 2 London Wall Building, 2nd Floor London Wall London EC2M 5PP, England Telephone: +44 20 7920 9700

The Depositary and Tender Agent for the Offers is:

In the United States JPMorgan Chase Bank Institutional Trust Services Attn: Glenn Andersen 4 New York Plaza—15th Floor New York, New York 10004 Telephone: +1 212 623 5159 Fax: +1 212 623 6207	In Europe JPMorgan Chase Bank 9 Thomas More Street London E1W 1YT, England Telephone: +44 20 7777 2000 Fax: +44 20 7777 5410

The Luxembourg Information Agent for the Offers is:

        The Bank of New York (Luxembourg) S.A.
Aerogolf Centre
1A Hoehenhof
L-1736 Sennigerberg
GD Luxembourg

The Dealer Manager for the Offers is:

In the United States
UBS Warburg LLC
677 Washington Blvd.
Stamford, Connecticut 06901
Telephone: +1 203 719 8035 (collect)
+1 800 722 9555 (toll free), extension 8035
Attention: Ralph Cimmino
David Knutson	In Europe UBS Warburg Ltd. 1 Finsbury Avenue London EC2M 2PP, England Telephone: +44 20 7568 7132